SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

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Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2013

FINANCIAL HIGHLIGHTS

•	Organic revenue growth, in line with the return-to-growth target for 2013.

•	Revenues amounted to 57,061 million euros and increased 0.7% year-on-year in 2013 in organic terms (+2.3% year-on-year excluding the negative impact of regulation).

•	Telefónica Latinoamérica (51% of revenues; +9.6% year-on-year) and mobile data revenues (+9.3%) remained as main growth drivers during the year, more than offsetting revenue pressure at T. Europa (-8.6%), impacted by regulation and a highly competitive environment.

•	In the fourth quarter revenues posted positive growth for the third quarter in a row (+1.8% year-on-year organic).

•	OIBDA stabilisation in 2013:

•	OIBDA totalled 19,077 million euros and remained stable in organic terms compared with 2012, on the back of revenue growth, strict cost control and efficiencies reflecting the progress of the Company’s transformation strategy.

•	OIBDA margin stood at 33.4% and posted a year-on-year erosion of 0.2 p.p. in organic terms, 1.1 p.p. lower than the decline posted in 2012, consistent with the target for 2013.

•	In the fourth quarter, OIBDA continued posting a sequential year-on-year organic improvement trend, and grew 1.2% year-on-year (-0.3% in the third quarter; -0.7% in the second).

•	Exchange rate evolution deducted 7.5 p.p. to year-on-year revenue and OIBDA growth in 2013. This evolution also reduced payments in euros related to CapEx, interests, taxes and minorities, offsetting almost two thirds of the negative impact of exchange rates on OIBDA and significantly mitigating their effect on cash flow generation.

•	Solid free cash flow generation of 5,391 million euros in 2013, 6,890 million euros excluding spectrum payments.

•	Free cash flow per share in the year reached 1.19 euros per share, allowing for an ample coverage of dividend commitments for 2013 (0.75 euros per share). The Company paid a dividend of 0.35 euros per share on November 6th and will pay the remaining 0.40 euros per share in cash in the second quarter of 2014.

•	Enhanced financial flexibility and strengthened balance sheet, with a net financial debt reduction of 5,878 million euros in 2013:

•	Net debt amounted to 45,381 million euros as of December, comfortably achieving the target of net debt below 47,000 million euros in 2013.

•	Including post-closing events (disposal of T. Czech Republic, completed in January 2014, and T. Ireland), net debt stood at 42,325 million euros, bringing the debt ratio to 2.31x, and implying a net debt reduction of 15,985 million euros since June 2012.

•	Net profit in 2013 amounted to 4,593 million euros (+16.9% year-on-year) and basic earnings per share totalled 1.01 euros (+15.6%), progressively improving throughout the year.

•	CapEx (excluding spectrum)/sales organic ratio in 2013 (14.5%) was slightly higher than in 2012 (14.1%).

•	Telefónica España showed a gradual business recovery in 2013. It should be highlighted the strong commercial momentum in the last quarter of the year, mainly in fibre and pay TV, with record quarterly net additions, and the slight improvement in the mobile contract segment. Total revenues fell 13.6% year-on-year in 2013 and 11.9% in the fourth quarter, with the year-on-year decline trend easing for the third quarter in a row. Profitability remained strong, reflecting the benefits and savings from the operational transformation, with an OIBDA margin of 48.9% at the end of the year (+3.3 percentage points year-on-year organic).

•	Telefónica Brasil strengthened its competitive position in 2013 both in the mobile business, reinforcing its leadership in high-value segments, and in the fixed business, thanks to the new commercial proposition and the rollout of fibre. As a result, contract segment reached again record net additions in the fourth quarter (1.6 million accesses). Operating performance in the fixed business continued to improve in 2013, registering positive net additions across the board (traditional business, broadband and pay TV). Revenues maintained in 2013 a solid year-on-year growth of 3.7% in organic terms excluding the negative impact of regulation. The OIBDA margin stood at 32.3% up to December (-2.6 percentage points compared with 2012) as a result of the commercial focus on high-value customers.

•	Telefónica announces its guidance and shareholder remuneration policy for 2014.

Guidance1 for 2014 is:

Guidance 2013	2013	Guidance 2014 (organic and excluding Venezuela)
Revenue growth (>0%)	0.7%	Positive revenue growth
Lower OIBDA margin decline than in 2012 (-1.4 p.p.)	(-0.2 p.p.)	OIBDA margin towards stabilisation with erosion of around 1 p.p. y-o-y to allow for commercial flexibility if needed
Similar CapEx (ex-spectrum)/Sales as in 2012 (14.1%)	14.5%	CapEx /Sales: 15.5%-16%

		Guidance 2014 (Reported)
Net debt < €47Bn	€45.4Bn	Lower than €43Bn

•	CapEx increase oriented to stimulate growth; Network differentiation, improve market positioning & ROCE in core markets.

•	Mid-term commitment 2.35x Net financial debt/OIBDA reiterated.

•	2013 Dividend: 0.75 euros per share (0.35 euros paid in November 2013; 0.40 euros cash payment in the second quarter 2014).

Distribution of a dividend in 2014 of 0.75 euros per share.

•	To be paid in the fourth quarter 2014 (0.35 euros per share by means of scrip dividend) and in the second quarter 2015 (0.40 euros per share in cash).

[1]	Guidance criteria 2014: 2014 guidance assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition.

2013 adjusted bases exclude:

•	T. Venezuela

•	Homogeneous perimeter: Group T. Czech Republic (excluding results from January-December 2013); T. Ireland (excluding results from July-December 2013)

•	Tower sales

•	Capital gains/losses from companies’ disposals: Capital gains from the sale of Hispasat and TelefónicaMóvilesAplicaciones y Soluciones. Value adjustments of T. Ireland and T. Czech Republic

2013 Bases for 2014 targets:

•	Revenues: 51,580 million euros

•	OIBDA margin: 32.5%

•	CapEx/Sales: 14.2%

Comments from César Alierta, Executive Chairman:

“In 2013, Telefónica has advanced significantly in its transformation process, achieving the targets set for the year; return to organic revenue growth, progressive margin stabilisation and improvement in financial flexibility compatible with the strengthening of the Company’s growth potential.

We will accelerate this transformation in 2014. Among our targets, we will continue accelerating revenue growth while generating synergies to advance in margin stabilisation. At the same time, we will increase investments to anticipate to the growing demand from the increasingly intensive data service usage, as well as the recovery of demand expected in some of our main markets.

As a result, Telefónica will reinforce the differentiation of its products and services through a non-replicable infrastructure. In 2014 Telefónica will double the fibre coverage in Spain to 7.1 million homes passed, reaching the highest coverage levels among the largest economies in Europe. In Brazil we will also increase fibre coverage to 2.5 million homes. In the mobile business, we will expand 4G usage in Europe reaching an average coverage of more than 50%, while we continue leading the mobile data market in Latin America with the progressive launch of 4G.

This intensification in investments is compatible with our commitments to continue improving financial flexibility and to offer an attractive remuneration for our shareholders. Our targets for 2014 include an additional reduction of net debt, maintaining our dividend in €0.75 per share. For that purpose, we will continue executing our asset portfolio optimisation strategy, freeing non-strategic resources that will allow us to improve our positioning and growth potential in key markets, both inorganically and organically, through the increased investment in 2014.

In parallel and in order to accelerate growth, we have announced a deep organizational transformation. The Digital revolution entails a huge opportunity and at the same time requires an evolution to take advantage of its full potential. Telefónica pioneered the movement towards a Digital world and now, we will accelerate this transformation. The new operating structure will enable us to reinforce our commercial and technological profile, as well as to increase our differentiation thanks to the modernisation of our infrastructures, targeting revenue growth acceleration and data monetization.

Telefónica has always been a reference in terms of efficiency, and technological revolution, the strengthening of our technologic positioning and infrastructures, is compatible with the increase in our efficiency. As a result, we are launching a new synergy plan to generate savings totalling 1.5 billion euros per year in the following years.

Overall, this new organisational structure implies one step further in the already defined strategy, being possible thanks to the goals achieved, and allowing us to be; more agile in decision making, faster in the implementation of the strategy, more flexible in satisfying our client needs and more efficient in the use of our resources, maximising this way the returns offered by the Digital revolution.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December	% Chg		October - December	% Chg
	2013	Reported	Organic	2013	Reported	Organic
Revenues	57,061	(8.5)	0.7	14,436	(8.9)	1.8
Telefónica Latinoamérica	29,193	(4.3)	9.6	7,410	(6.7)	10.3
Telefónica Europe	26,840	(10.6)	(8.6)	6,739	(10.0)	(7.9)
Other companies & eliminations	1,028	(43.8)		286	(29.9)
OIBDA	19,077	(10.1)	0.0	4,977	(8.7)	1.2
Telefónica Latinoamérica	9,439	(15.0)	5.3	2,549	(20.3)	6.1
Telefónica Europe	9,917	(3.0)	(5.2)	2,548	11.0	(6.4)
Other companies & eliminations	(279)	180.8		(120)	n.m.
OIBDA margin	33.4%	(0.6 p.p. )	(0.2 p.p. )	34.5%	0.1 p.p.	(0.2 p.p. )
Telefónica Latinoamérica	32.3%	(4.0 p.p. )	(1.3 p.p. )	34.4%	(5.9 p.p. )	(1.4 p.p. )
Telefónica Europe	36.9%	2.9 p.p.	1.3 p.p.	37.8%	7.2 p.p.	0.6 p.p.
Operating Income (OI)	9,450	(12.5)	(0.5)	2,765	(0.9)	5.5
Telefónica Latinoamérica	4,805	(20.1)	8.3	1,475	(21.5)	16.4
Telefónica Europe	5,211	(0.0)	(9.1)	1,506	44.0	(10.0)
Other companies & eliminations	(566)	31.5		(217)	59.3
Net income	4,593	16.9		1,448	n.m.
Basic earnings per share (euros)	1.01	15.6		0.31	n.m.
CapEx	9,395	(0.7)	3.8	3,376	(10.2)	10.5
Telefónica Latinoamérica	5,252	(3.7)	15.5	2,178	(11.8)	13.3
Telefónica Europe	3,872	10.2	(7.7)	1,067	(4.1)	9.1
Other companies & eliminations	272	(44.6)		130	(26.9)
OpCF (OIBDA-CapEx)	9,682	(17.8)	(2.7)	1,601	(5.3)	(12.0)
Telefónica Latinoamérica	4,188	(25.9)	(3.6)	371	(49.1)	(12.6)
Telefónica Europe	6,045	(10.0)	(4.1)	1,480	25.3	(14.8)
Other companies & eliminations	(551)	(6.6)		(250)	13.5

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	Other companies & eliminations include the results of Atento in 2012 until November 30th.

•	CapEx includes 1,224 million euros from the spectrum acquired in January-December 2013 (226 million euros in the fourth quarter): 69 million euros in Spain, 719 million euros in United Kingdom, 185 million euros in Brazil, 109 million euros in Colombia in the fourth quarter, 120 million euros in Peru in the fourth quarter and 22 million euros in Uruguay. In January-December 2012 it includes 586 million euros (549 million euros in the fourth quarter): 127 million euros in Ireland in the fourth quarter, 420 million euros in Brazil in the fourth quarter, 5 million euros in Nicaragua and 34 million euros in Venezuela.

•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

•	Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In 2013, in line with the transformation strategy started last year, Telefónica strengthened its commitment to a sustainable long-term growth model, reinforcing its competitive position in high value segments and markets, improving efficiency thanks to on-going simplification and cost reduction efforts, focusing investment on growth areas, proactively managing its portfolio and enhancing the Company’s financial flexibility.

Commercial momentum improved through a new offer, accelerating the recovery of Telefónica’s differential growth. Thus, revenues rose 0.7% in 2013 year-on-year in organic terms, with Latin America (+9.6%) and mobile data revenue (+9.3%) as main growth drivers, more than offsetting revenue pressure in Europe (-8.6%). This improved sales performance coupled with on-going efficiency gains and strict cost control, resulted in OIBDA stabilisation (0.0% year-on-year organic) and a 0.2 percentage point OIBDA margin erosion in organic terms, 1.1 percentage points lower than the margin erosion registered in 2012.

Financial flexibility enhancement was reflected in the on-going debt reduction reported in every quarter of the year (-5,878 million euros in 2013, representing 11% of net debt registered in December 2012), thanks to solid cash flow generation and active asset portfolio management aimed at strengthening the Company’s growth profile. Also, Telefónica continued the significant investment effort to ensure future growth, prioritising investment in the rollout of new generation networks and improving service quality and customer satisfaction, while at the same time the Company acquired spectrum in key markets and reached further network sharing agreements to optimise its resources.

Telefónica managed a total of 323.1 million accesses at the end of 2013, up 2% year-on-year, driven by contract mobile customers, in particular the mobile broadband segment, and pay TV accesses. It is worth to mention T. Latinoamérica (68% of the total) outstanding access performance, posting growth acceleration for the fourth quarter in a row to 4% year-on-year despite the more restrictive criteria for the basis of calculation of prepay customers. It is important to note that access evolution is impacted by the disposal of assets relating to the fixed consumer business in the United Kingdom.

•	Mobile accesses stood at 254.7 million at the end of December and posted the highest year-on-year growth in the last four quarters (+3%), reflecting the increased commercial momentum at both T. Latinoamérica (quarterly net additions doubled the figure for the same period in 2012) and T. Europe (mainly associated with the Christmas campaign, with gross additions up 11% compared with the last quarter of 2012). Contract accesses rose by 9% to 89.2 million euros and now account for 35% of the total mobile customer base (+2 percentage points year-on-year), reflecting the focus on growing high-value customers. Once again, T. Latinoamérica accelerated year-on-year growth in the contract segment (+18% in December compared with +16% in September), posting a new annual record for net additions (7.0 million accesses in 2013; 1.6 times the figure reported last year).

•	Mobile broadband accesses reached 72.8 million in December 2013 (+38% year-on-year) and now account for 29% of total mobile accesses (+7 percentage points year-on-year), driven by the strong smartphone performance. Thus, smartphone penetration stood at 27% (+8 percentage points year-on-year), posting net additions of 20.7 million (+35% year-on-year) and of 5.7 million in the quarter (+6% year-on-year), all of them with a data plan attached.

•	Retail broadband accesses totalled 18.4 million, up 2% compared with December 2012 excluding the sale of assets related to the fixed consumer business in the United Kingdom, driven by a 7% growth at T. Latinoamérica and positive net additions at T. Europe for the first time since the fourth quarter of 2012.

•	Pay TV accesses (3.6 million) rose 8% year-on-year, posting 266 thousand net additions in 2013 (161 thousand in the fourth quarter; 114 thousand in the third) a tenfold increase on the 2012 figure, fuelled by the intensification of commercial activity in the second half of the year mainly in Spain and Latin America (commercial repositioning in Brazil).

Atento Group results were deconsolidated from Telefónica Group as of the end of November 2012 (following the disposal of the Company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results. The results of the disposed assets relating to the fixed consumer business in the United Kingdom are also excluded as from May 1, 2013.

In 2013 exchange rate fluctuations have negatively impacted main metrics year-on-year performance, mainly due to the devaluation of the Venezuelan bolivar and the depreciations of the Brazilian reais and the Argentine peso against the euro. Thus, exchange rates reduced both revenue and OIBDA year-on-year growth by 7.5 percentage points in 2013, and by 9.2 and 9.4 percentage points respectively in the last quarter. In the fourth quarter, the negative impact on revenue and OIBDA growth was lesser compared with the third quarter in 0.6 and 0.2 percentage points respectively, mainly due to the evolution of Brazilian reais and sterling pound.

It is important to note that exchange rate fluctuations also reduced payments in euros related to CapEx, interests, taxes and minorities, offsetting almost two thirds of the negative impact of exchange rates on OIBDA and significantly mitigating their effect on cash flow generation.

Moreover, changes in the perimeter of consolidation reduced revenue growth by 1.7 percentage points and OIBDA growth by 1.0 percentage point, though the impact eased in the fourth quarter both on revenues (-1.3 percentage points) and OIBDA (-0.7 percentage points), mainly as a result of the deconsolidation of the Atento group from end of November 2012.

Revenues totalled 57,061 million euros in 2013, with growth accelerating to 0.7% year-on-year in organic terms (-8.5% in reported terms) following a 1.8% year-on-year increase in the fourth quarter in organic terms (-8.9% in reported terms). Excluding the negative impact of regulation, organic revenues grew 2.3% compared with 2012 and 3.2% year-on-year in the fourth quarter.

Telefónica Latinoamérica remained the Group’s main growth driver, with revenues up 9.6% in organic terms compared with 2012 and by 10.3% compared with October-December 2012. Telefónica Digital also continued improving its organic growth (+19.4% year-on-year in the fourth quarter, +17.9% in the third quarter) taking into account both digital services, already included in the regions of T. Latinoamérica and T. Europe, and subsidiaries and other businesses of T. Digital. Telefónica Europe’s organic revenues fell 8.6% year-on-year in 2013 (-7.9% in the fourth quarter).

Revenue structure reflected the Company’s strong diversification and thus, despite the abovementioned exchange rate impact, Telefónica Latinoamérica accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), whilst revenues from European operations fell 1.1 percentage points year-on-year (47% of the total). Telefónica España’s contribution to consolidated revenues decreased 1.3 percentage points to less than 23% of the total.

By services, mobile data revenues continued as one of the Company’s main growth drivers in 2013 (+9.3% year-on-year in organic terms; +7.8% in the fourth quarter) and now account for 37% of mobile service revenues, +3 percentage points compared with 2012. Especially noteworthy is the strong growth in non-SMS data revenues (+22.2% in the year; +22.4% in the fourth quarter), which accounted for 64% of total data revenues in the year (+7 percentage points year-on-year).

Consolidated operating expenses amounted to 39,112 million euros, up 1.4% year-on-year in organic terms (-7.6% reported) mainly on the back of strong commercial momentum at T. Latinoamérica related to the strategic focus on capturing high-value customers. In the fourth quarter, year-on-year organic growth (+2.8%; -8.0% reported) slowed by 0.2 percentage points compared with the previous quarter, despite the intensification of commercial activity.

Breakdown by components:

•	Supplies grew 2.0% year-on-year in organic terms (-5.7% reported) in 2013 mainly as a result of the increased commercial momentum at T. Latinoamérica both in the mobile segment, with an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in handset purchases in Europe and the lower interconnection costs at Group level. In the fourth quarter organic growth eased to 4.3% (+7.0% in the third quarter).

•	Personnel costs increased 4.5% in organic terms compared with 2012 (-15.9% reported), reflecting the negative impact of inflation in some Latin American countries, despite the higher reduction registered at T. Europe (savings from restructuring programmes, mainly in Spain, Czech Republic and the United Kingdom). This item also reflected non-recurrent restructuring expenses amounting to 156 million euros in 2013 (52 million euros in the fourth quarter, primarily in Brazil) compared with 67 million euros in 2012 (42 million euros in the fourth quarter). Year-on-year organic growth in personnel costs slowed to 4.2% in the fourth quarter.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012 excluding the impact of the deconsolidation of Atento.

•	Subcontract expenses fell 1.4% year-on-year in 2013 in organic terms (-4.9% reported) due to the reduction in commercial costs in Europe (mainly commercial, IT and network costs) thanks to the efficiency measures implemented, and despite the increased commercial activity and higher network costs at T. Latinoamérica. Subcontract expenses advanced by 0.3% year-on-year in organic terms in the fourth quarter (-6.7% reported).

Gains on sales of fixed assets in 2013 totalled 161 million euros (58 million euros in the fourth quarter) mainly associated with the sale of non-strategic towers in Latin America and Spain (111 million euros of impact on OIBDA in 2013; 71 million euros in the fourth quarter, mainly in Spain); the capital gain from the disposal of the assets relating to the fixed consumer business in the United Kingdom (83 million euros, mainly in the second quarter); the capital gain from the sale of assets in Germany (76 million euros in the fourth quarter); the capital gain from the sale of the stake in Hispasat (21 million euros in the second quarter); the value adjustment of Telefónica Ireland (-16 million euros in the second quarter); and the value adjustment of Telefónica Czech Republic (-176 million euros in 2013; -120 million euros in the fourth quarter).

In 2012 this item amounted to 782 million euros (493 million euros in the fourth quarter), mainly explained by the sale of non-strategic towers in Latin America and Spain with an impact on OIBDA of 643 million euros (354 million euros in the fourth quarter); the gain from the sale of applications in the second quarter (39 million euros); the capital loss from the sale of the stake in China Unicom in the third quarter (-97 million euros); and the capital gains in the fourth quarter from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Impairment of goodwill and other assets amounted to -39 million euros, and included the value adjustment of certain assets of T. Digital for a total of -25 million euros. In 2012 this item amounted to -564 million euros, mainly explained by a value adjustment in relation to Telefónica Ireland amounting to -527 million euros.

Operating income before depreciation and amortisation (OIBDA) in 2013 amounted to 19,077 million euros, stable in organic terms compared with 2012 (-10.1% reported). In the fourth quarter, OIBDA grew 1.2% year-on-year in organic terms and continued the sequential year-on-year organic improvement (-0.3% in the third quarter; -0.7% in the second), resulting from steady revenue growth and on-going cost containment, along with efficiency improvements stemming from the operational transformation process. By region and in organic terms, T. Latinoamérica year-on-year OIBDA growth accelerated in the fourth quarter to 6.1% (+4.8% in the third quarter; +2.7% in the second) while T.Europe fell 6.4% year-on-year in the fourth quarter (-5.2% in 2013) in a context of increased commercial effort in the period.

The OIBDA margin stood at 33.4% at the end of 2013 and at 34.5% in the fourth quarter, both figures virtually stable year-on-year in organic terms (-0.2 percentage points in the year and in the fourth quarter).

Depreciation and amortisation totalled 9,627 million euros in 2013, up 0.6% year-on-year in organic terms (-7.7% reported) mainly due to higher depreciation on new spectrum, to accelerated amortization of MMDS TV assets in Brazil and to higher depreciable and amortisable assets in Venezuela, the United Kingdom and Argentina. In the fourth quarter depreciation and amortisation fell 3.6% year-on-year in organic terms (-16.8% reported). The total depreciation and amortisation charges arising from purchase price allocation processes amounted to 856 million euros in 2013 (-11.1% year-on-year).

Operating income (OI) in 2013 stood at 9,450 million euros, virtually unchanged year-on-year (-0.5% in organic terms; -12.5% reported), while in the fourth quarter, operating income growth accelerated to 5.5% year-on-year in organic terms (-0.9% reported).

Share of profit (loss) of investments accounted for by the equity method totalled -304 million euros in 2013 (-186 million euros in the fourth quarter) and it is mainly explained by Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia (-350 million euros). In 2012 losses amounted to 1,275 million euros (-789 million euros in the fourth quarter), with Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia and the recovery of all the operating synergies considered at the time of the investment, amounting to 1,355 million euros. It should be pointed out that these effects were non-cash impacts.

Net financial expenses amounted to 2,866 million euros in 2013, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to a 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences was 5.34%, 3 b.p. lower than December 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the debt reduction has been in euros (with below-average costs).

Corporate income tax in 2013 stood at 1,311 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the accounting in 2012 of tax assessments in Spain.

Profit attributable to minority interests reduced net income in 2013 by 376 million euros, down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate. In the fourth quarter this item grew 1.4%, mainly due to the higher profit attributed to minority interests in the Czech Republic and the impact of minority interests in Central America.

As a result, consolidated net income in 2013 totalled 4,593 million euros (+16.9% year-on-year; -8.1% underlying) and basic earnings per share amounted to 1.01 euros per share (+15.6% year-on-year; -9.0% underlying). In the fourth quarter of 2013, net income totalled 1,448 million euros and basic earnings per share stood at 0.31 euros, nearly tripling the figures registered in the same period of 2012. In underlying terms net income fell 7.1% and basic earnings per share fell 9.9%.

It is important to note that year-on-year comparisons are affected by extraordinary impacts including, in 2013 the Telco impairment (-245 million euros) and, in 2012 the Telco impairment (-949 million euros), the value adjustment of Telefónica Ireland (-513 million euros) and the provision of net financial assets in Venezuelan bolivars (-417 million euros).

CapEx in 2013 amounted to 9,395 million euros and included 1,224 million euros relating to the acquisition of spectrum, primarily in the United Kingdom, Brazil, Peru, Colombia, Spain and Uruguay (226 million euros in the fourth quarter, mainly in Peru and Colombia). In organic terms, investments rose 3.8% year-on-year (-0.7% reported) with nearly 68% of total investments devoted to business transformation and growth.

Thus, CapEx (excluding spectrum) to sales organic ratio stood at 14.5% in 2013, 0.4 percentage point higher than in 2012 mainly due to higher investments devoted to network quality improvements in Venezuela.

Operating cash flow (OIBDA-CapEx) totalled 9,682 million euros in 2013, down 2.7% year-on-year in organic terms (-17.8% reported).

Interest payments in 2013 stood at 2,415 million euros, down 15.8% year-on-year mainly due to the aforementioned 11.4% reduction in average debt and other one-off impacts.

Payment of taxes amounted to 1,806 million euros, down 10.8% year-on-year, affected by exchange rates and non-recurrent new Spanish tax measures, which over an income before taxes of 6,280 million euros implied a cash tax rate of 28.8% up to December.

Working capital made a positive contribution of 656 million euros to cash flow generation in 2013, thanks to the management measures implemented. 935 million euros were due to proceeds from asset sales and OIBDA monetisation, on the back of factoring deferred payments from handset sales, generating savings in VAT payments by anticipating savings from Corporate Income Tax, and managing collection and payment periods. Furthermore, the Company managed to equal CapEx (excluding licenses) payments to accruals, resulting in nil working capital from CapEx, despite the lower CapEx accrued in 2013 vs. 2012 (700 million euros). This impact was lessened due to the payment of 275 million euros for the acquisition of licenses, as payments were higher than accruals due to payments pending from the previous year. The strong working capital generation in the fourth quarter of 2013 (1,805 million euros) was driven by the seasonality of investments and the measures implemented in this period, with CapEx payments lower than accruals for a total of 1,219 million euros.

The positive contribution to annual cash generation was less than in 2012 (772 million euros), mainly due to the acquisition of licenses (with accruals 46 million euros lower than payments in 2012 vs. 275 million in 2013) and the lower activity (less supplier and client financing, and lower inventories, with a 2013 vs. 2012 differential of 112 million euros).

Operations with minority shareholders in 2013 totalled 604 million euros, 119 million euros more than in the same period of 2012 due to the payment of the Telefónica Deutschland dividend in the second quarter of 2013.

As a result, free cash flow amounted to 5,391 million euros in 2013 (6,951 million in 2012), including spectrum payments of 1,499 million euros (632 million in 2012). Excluding this impact, free cash flow totalled 6,890 million euros (-9.1% year-on-year).

Net financial debt was reduced by 5,878 million euros in 2013 to 45,381 million euros at year-end as a result of the Company’s focus on enhancing financial flexibility. Including post-closing events (disposal of T. Czech Republic, completed in January 2014, and of T. Ireland), net debt stood at 42,325 million euros.

Debt reduction in 2013 was mainly due to free cash flow generation before spectrum payments of 6,890 million euros, the placement of Undated Deeply Subordinated Securities in the amount of 2,466 million euros considered as equity instruments, the lower valuation in euros of net financial debt in foreign currencies for an amount of 1,041 million euros and other factors totalling an additional 314 million euros, mainly the decrease in the present value of obligations due to fixed rate derivative transactions. In contrast, factors that increased debt in 2013 include spectrum payments (1,499 million euros), the payment of labour commitments mainly associated with early retirements (789 million euros), the payment of dividends (1,588 million euros), the provision of net financial assets in Venezuelan bolivars (873 million euros) and financial investments (84 million euros).

The leverage ratio (net debt over OIBDA) for the past 12 months stood at 2.36 times at the end of December 2013. If aforementioned post-closing events were considered, the leverage ratio would stand at 2.31 times.

During 2013, Telefónica’s financing activity, has been intense through bond and loan markets executing operations for nearly 12,000 million equivalent euros. The financing activity was mainly focused on financing in advance debt maturing in 2014 and beyond, smoothing the debt maturity profile at the Holding level for the following years while strengthening liquidity position. Therefore, as of December the Company maintains a comfortable liquidity position to accommodate next debt maturities.

The main financing transactions of 2013 included:

•	In January, Telefónica issued a 10-year bond in the euro market for an amount of 1,500 million euros.

•	In February, a refinancing deal was signed with 23 banks relating to the tranche of the Vivo syndicated loan maturing in July 2014 for an amount totalling 1,400 million euros. 700 million euros have been extended to February 2017 and 700 million euros to February 2018.

•	Also in February, two deals were signed to finance the purchase of equipment from Canadian and Swedish suppliers for 206 million euros and 1,001 million dollars, respectively.

•	In March, the Company issued an 8-year bond for an amount of 1,000 million euros, linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros. Additionally, the company repurchased 204 million GBP of a bond maturing in January 2014.

•	In April, the Company launched a US dollar-denominated bond for an amount of 2,000 million US dollars, distributed in two tranches: a 5-year tranche of 1,250 million US dollars and a 10-year tranche of 750 million US dollars.

•	In May Telefónica issued a 6-year bond for an amount of 750 million euros.

•	During August, the Company signed an agreement for an amount of 734 million US dollars to finance the acquisition of equipment from Finnish suppliers.

•	In September, Telefonica Europe B.V. the Dutch subsidiary of Telefónica S.A., printed two issuances of Undated Deeply Subordinated Securities, with the subordinated guarantee of Telefónica, one of them for a nominal amount of 1,125 million euros subject to a call option exercisable by the Issuer from the fifth anniversary of the issuance date and the other for a nominal amount of 625 million euros subject to a call option exercisable by the Issuer from the eighth anniversary of the issuance date.

•	In October, Telefonica issued a 7- year bond for an amount of 225 million Swiss francs.

•	Finally, in November, Telefonica Europe B.V. printed its first Sterling pound Undated Deeply Subordinated Security with the subordinated guarantee of Telefónica, for a nominal amount of 600 million sterling pounds subject to a call option exercisable by the Issuer from the seventh anniversary of the issuance date.

After December 31st 2013, in February 2014, a syndicated revolving credit facility was signed with 26 banks amounting 3,000 million euros and maturing in February 2019.

Telefónica Deutschland, in November, launched its debut bond issuance for 600 million euros and 5 year tenor. After year 2013 closing, in February, Telefónica Deutschland issued a 7-year bond in the euro market for an amount of 500 million euros.

In Latin America, Telefónica’s subsidiaries tapped capital markets for an amount above 1,000 million equivalent euros in January-December 2013 period. Particularly noteworthy are:

•	In April, Telefonica Brazil issued a 5-year bond for an amount of 1,300 million Brazilian reais.

•	In October, Telefónica Brazil and Telefónica Moviles Chile printed an approximate aggregate amount of additional 300 million euros.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,281 million euros at the end of December.

Telefónica maintains total undrawn committed credit lines for an amount close to 13,200 million euros, with around 11,830 million maturing in more than 12 months.

At the end of December 2013, bonds and commercial paper represented 69% of the consolidated gross financial debt breakdown, while debt with financial institutions represented 31%.

Telefónica Digital

Telefónica Digital continued to deliver on its priorities for 2013, building powerful propositions through partnerships and fostering digital products and services in several markets to gradually enhance year-on-year revenue trend (+19.4% year-on-year in organic terms in the fourth quarter; +17.9% in the third quarter). Along the year main highlights at T. Digital include the following:

•	Telefónica launched its Global Video Platform, which allows the delivery of TV services across various networks to a wide range of devices. As a result, new advanced video features like video-on-demand OTT services are already available to fibre customers in Brazil and Spain.

•	Telefónica demonstrated its strong position in M2M, with a portfolio that includes both M2M connectivity services and end-to-end products in different industries. Especially noteworthy is the significant success of in-house developments, as the “Smart M2M” Solution, which enabled the recent contract awarded in the UK (£1.5bn) to deliver smart meter communications services, representing the industry’s largest contract win to date.

•	eHealth capabilities were bolstered through acquisitions in 2013, like Axismed in the first quarter, Brazil’s largest chronic care management company, to provide integrated eHealth services.

•	Financial services also posted a strong delivery. As such, Telefónica established in Spain, jointly with Santander and Caixabank, the first JV in Europe to develop a new Financial Services proposal. Additionally, the Company launched “Zuum” in Brazil through a joint venture between Telefónica and Mastercard, giving unbanked people access to Financial Services through their mobile.

•	Investments and global partnerships made by Telefónica Digital in 2013 included the equity stake in Rhapsody and the global partnerships signed with Pinterest and Evernote.

•	In December “ElevenPaths”, a T. Digital company, launched “Latch” a revolutionary new Security service developed in-house, which allows consumers to remotely “switch their digital services on and off”, adding an additional layer of security to their digital identity.

•	Telefónica made a strategic investment in Box, the leading Cloud collaboration and storage company, in December. Telefónica will work with Box as an investor and partner to bring the best possible cloud-based services.

•	Telefónica continued driving innovation in its core communications services introducing along 2013 Firefox OS in new markets. Currently the Firefox OS handsets are available in Spain, Venezuela, Peru, Colombia, Uruguay, Brazil, Mexico and Chile. In 2014 they will be launched in eight new countries: Germany, Costa Rica, El Salvador, Guatemala, Nicaragua, Panama, Argentina and Ecuador.

Telefónica Global Resources

In the fourth quarter of 2013, Telefónica Global Resources continued advancing in infrastructure transformation and in the execution simplification of projects in order to maximise efficiencies and scale benefits.

The Network and Operations global unit, to anticipate to the growing demand for data (network traffic grew 26% year-on-year in 2013), continued expanding ultra-broadband coverage and all IP. In terms of the fixed network, fibre investments accelerated, mainly in Spain and Brazil. As such, FTTH coverage in Spain grew significantly, with more than 3.5 million homes passed, while Brazil ended the year with 1.4 million homes passed.

In terms of the mobile network, there was an acceleration in the LTE rollout across all European markets (Spain, the UK and Germany) and in the main Latin American markets (Brazil, Mexico, Colombia, Peru and Chile). Additionally, the Company invested in the connection of mobile base stations to high-speed fixed networks to increase mobile network capacity. As such, the Company continued advancing in the mobile network transmission and around 60% of the mobile base stations are now connected with UBB, mainly in the areas with higher traffic volumes. In addition, in the main mobile-only markets, like the UK or Germany, the Company has reached agreements with the incumbent fixed operator to connect base stations with UBB.

Transformation of the Global IT unit is key to become a Digital Telco. Accordingly, from an IT infrastructure consolidation perspective, the Company closed six data centres in 2013 while at the same time created a benchmark global data centre in Spain. In addition, the simplification and transformation efforts put in place resulted into the switch-off of 1,150 applications and a 12% reduction in physical servers. This, together with a 7 percentage point increase in the volume of virtualised IT servers, will improve time-to-market and facilitate the process of integrating new products and digital services.

The global procurement unit continued creating value, capturing the benefits of the Group’s scale. In 2013 the new end-to-end sourcing model was consolidated, with significant quarter-on-quarter improvement. This translated into 60% of global procurement processes now executed under the end-to-end strategic sourcing model. The global procurement unit manages over 25 billion euros annually and has achieved savings of 7% on a volume of more than 13 billion euros executed by this unit in 2013.

Finally, the mobile devices unit, progressed in rebalancing the vendors and operating systems in 2013 thanks to the agreements reached with leading industry players, while at the same time accelerated smartphone penetration among our customers, leveraging the Group’s scale to obtain more competitive prices.

Definitions

Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition.

Underlying growth: Considers constant perimeter of consolidation and excludes the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Final Clients Accesses	310,088.3	309,785.3	311,331.2	314,141.6	316,759.9	2.2
Fixed telephony accesses (1) (2)	40,002.6	39,764.2	39,520.8	39,399.8	39,338.5	(1.7)
Internet and data accesses	19,402.6	19,404.6	19,023.3	19,112.4	19,102.0	(1.5)
Narrowband	653.2	618.2	590.0	567.7	510.8	(21.8)
Broadband (3) (4)	18,596.2	18,633.7	18,287.3	18,395.6	18,447.8	(0.8)
Other (5)	153.1	152.7	145.9	149.1	143.4	(6.3)
Mobile accesses	247,346.9	247,312.0	249,460.0	252,188.1	254,717.2	3.0
Prepay	165,821.9	164,500.5	164,550.6	165,133.3	165,557.0	(0.2)
Contract (6)	81,525.0	82,811.5	84,909.4	87,054.9	89,160.3	9.4
Pay TV	3,336.2	3,304.5	3,327.1	3,441.2	3,602.2	8.0

Wholesale Accesses	5,731.3	5,866.1	6,003.2	6,173.9	6,358.5	10.9
Unbundled loops	3,308.8	3,404.8	3,522.0	3,665.4	3,833.4	15.9
Shared ULL	183.5	169.5	157.6	147.3	130.6	(28.9)
Full ULL	3,125.3	3,235.3	3,364.4	3,518.1	3,702.9	18.5
Wholesale ADSL	845.4	854.7	857.6	864.0	866.9	2.5
Other	1,577.1	1,606.7	1,623.6	1,644.5	1,658.2	5.1

Total Accesses	315,819.6	315,651.4	317,334.4	320,315.5	323,118.4	2.3

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Prepay percentage (%)	67.0%	66.5%	66.0%	65.5%	65.0%	(2.0 p.p.	)
Contract percentage (%)	33.0%	33.5%	34.0%	34.5%	35.0%	2.0 p.p.
MBB accesses (‘000)	52,774.9	55,249.2	63,300.5	67,420.1	72,844.0	38.0%
MBB penetration (%)	21%	22%	25%	27%	29%	7.3 p.p.
Smartphone penetration (%)	19%	20%	24%	25%	27%	8.2 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(5)	Retail circuits other than broadband.
(6)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	57,061	62,356	(8.5)	0.7	14,436	15,837	(8.9)	1.8
Internal exp capitalized in fixed assets	794	822	(3.5)	(0.2)	215	241	(10.9)	(7.7)
Operating expenses	(39,112)	(42,343)	(7.6)	1.4	(9,822)	(10,679)	(8.0)	2.8
Supplies	(17,041)	(18,074)	(5.7)	2.0	(4,397)	(4,671)	(5.9)	4.3
Personnel expenses	(7,208)	(8,569)	(15.9)	4.5	(1,769)	(2,062)	(14.2)	4.2
Subcontracts	(12,827)	(13,487)	(4.9)	(1.4)	(3,149)	(3,374)	(6.7)	0.3
Bad Debt Provisions	(701)	(777)	(9.8)	(3.4)	(136)	(193)	(29.4)	(22.3)
Taxes	(1,335)	(1,436)	(7.0)	7.5	(372)	(379)	(1.9)	13.4
Other net operating income (expense)	212	177	19.7	50.5	121	116	4.2	62.7
Gain (loss) on sale of fixed assets	161	782	(79.4)	49.8	58	493	c.s.	79.3
Impairment of goodwill and other assets	(39)	(564)	(93.0)	8.0	(30)	(559)	(94.7)	(7.7)
Operating income before D&A (OIBDA)	19,077	21,231	(10.1)	0.0	4,977	5,449	(8.7)	1.2
OIBDA margin	33.4%	34.0%	(0.6 p.p. )	(0.2 p.p. )	34.5%	34.4%	0.1 p.p.	(0.2 p.p. )
Depreciation and amortization	(9,627)	(10,433)	(7.7)	0.6	(2,213)	(2,661)	(16.8)	(3.6)
Operating income (OI)	9,450	10,798	(12.5)	(0.5)	2,765	2,789	(0.9)	5.5
Share of profit (loss) of investments accounted for by the equity method	(304)	(1,275)	(76.2)		(186)	(789)	c.s.
Net financial income (expense)	(2,866)	(3,659)	(21.7)		(737)	(1,240)	(40.5)
Income before taxes	6,280	5,864	7.1		1,841	760	142.3
Income taxes	(1,311)	(1,461)	(10.3)		(206)	(103)	99.9
Income from continuing operations	4,969	4,403	12.9		1,635	657	148.9
Non-controlling interests	(376)	(475)	(20.7)		(186)	(184)	1.4
Net income	4,593	3,928	16.9		1,448	473	n.m.
Weighted average number of ordinary shares	4,520	4,496	0.5		4,534	4,469	1.5
outstanding during the period (millions)
Basic earnings per share (euros)	1.01	0.87	15.6		0.31	0.11	196.2

Notes:

•	Basic earnings per share are calculated by dividing net profit for the period attributable to ordinary equity holders of the parent, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	2012 reported figures include the results of Atento until November 30th.

TELEFÓNICA

GUIDANCE 2013

Unaudited figures (Euros in millions)

	2013
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Guidance 2013	2012 Base
Revenues (%Chg YoY)	-1.6%	-0.5%	0.4%	0.7%	Revenue growth	61,089
OIBDA Margin (Chg YoY)	0.5 p.p.	0.0 p.p.	(0.2 p.p. )	(0.2 p.p. )	Lower margin decline than in 2012	(1.4 p.p.	)
CapEx (ex spectrum) / Sales	8.8%	10.7%	11.9%	14.5%	Similar Capex / Sales as in 2012	14.1%
Net financial debt	51,809	49,793	46,101	45,381	Net financial debt < 47,000	51,259

•	2013 guidance criteria: 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude:
•	Capital gains/losses from companies’ disposals: Capital gains/losses from China Unicom, Atento, Hispasat and Rumbo and impairment of T. Ireland.
•	Homogeneous perimeter: 2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures.
•	Tower sales.
•	Change in contractual commercial model for contract handsets in Chile.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - December			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	57,061	61,529	61,089	0.7	(8.5)
OIBDA	19,077	20,642	20,635	0.0	(10.1)
OIBDA margin	33.4%	33.5%	33.8%	(0.2 p.p. )	(0.6 p.p. )
Operating Income (OI)	9,450	10,446	10,503	(0.5)	(12.5)
CapEx	9,395	8,932	8,601	3.8	(0.7)
OpCF (OIBDA-CapEx) ex-spectrum	10,905	11,711	12,034	(2.7)	(11.8)

	2013	2012
Reported revenues	57,061	62,356
Forex impact	5,023
Hyperinflation in Venezuela	(556)	(231)
Changes in the consolidation perimeter		(1,040)
Contractual change in Chile		3

Organic revenues	61,529	61,089

Reported OIBDA	19,077	21,231
Forex impact	1,723
Hyperinflation in Venezuela	(206)	(78)
Tower sales	(115)	(643)
Changes in the consolidation perimeter		(221)
T. Ireland value adjustment	16	527
T. Czech Republic value adjustment	176
Hispasat capital gain	(21)	(26)
Rumbo capital gain		(27)
Atento capital gain		(61)
China Unicom capital loss		97
Telefónica Móviles Aplicaciones y Soluciones capital gain	(7)
Contractual change in Chile		(165)

Organic OIBDA	20,642	20,635

Reported CapEx	9,395	9,458
Forex impact	893
Hyperinflation in Venezuela	(57)	(38)
Spectrum acquisition	(1,299)	(586)
Changes in the consolidation perimeter		(65)
Contractual change in Chile		(168)

Organic CapEx	8,932	8,601

Note:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes forex impacts and therefore it assumes 2012 average constant exchange rates. Forex impact on those effects is fully included under the “Forex impact” epigraph.
•	Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	October - December			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	14,436	15,746	15,473	1.8		(8.9)
OIBDA	4,977	5,477	5,414	1.2		(8.7)
OIBDA margin	34.5%	34.8%	35.0%	(0.2 p.p.	)	0.1 p.p.
Operating Income (OI)	2,765	2,986	2,830	5.5		(0.9)
CapEx	3,376	3,502	3,169	10.5		(10.2)
OpCF (OIBDA-CapEx) ex-spectrum	1,828	1,975	2,245	(12.0)		(18.4)

	2013	2012
Reported revenues	14,436	15,837
Forex impact	1,577
Hyperinflation in Venezuela	(267)	(151)
Changes in the consolidation perimeter		(214)

Organic revenues	15,746	15,473

Reported OIBDA	4,977	5,449
Forex impact	568
Hyperinflation in Venezuela	(109)	(54)
Tower sales	(72)	(354)
Changes in the consolidation perimeter		(40)
T. Ireland value adjustment		527
T. Czech Republic value adjustment	120
Hispasat capital gain		(26)
Rumbo capital gain		(27)
Atento capital gain		(61)
Telefónica Móviles Aplicaciones y Soluciones capital gain	(7)

Organic OIBDA[3]	5,477	5,414

Reported CapEx	3,376	3,759
Forex impact	396
Hyperinflation in Venezuela	(28)	(22)
Spectrum acquisition	(241)	(549)
Changes in the consolidation perimeter		(20)

Organic CapEx	3,502	3,169

Note:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes the impacts of the forex and therefore it assumes average constant exchange rates in 2012. Forex impact on those effects is included in its totality under the “Forex impact” epigraph.
•	Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2013	December 2012	% Chg
Non-current assets	89,597	104,177	(14.0)
Intangible assets	18,548	22,078	(16.0)
Goodwill	23,434	27,963	(16.2)
Property, plant and equipment	31,038	35,019	(11.4)
Investment properties	2	2	8.8
Investments accounted for by the equity method	2,424	2,468	(1.7)
Non-current financial assets	7,775	9,339	(16.7)
Deferred tax assets	6,376	7,308	(12.8)
Current assets	29,265	25,596	14.3
Inventories	985	1,188	(17.1)
Trade and other receivables	9,640	10,711	(10.0)
Current financial assets	2,117	1,872	13.1
Tax receivables	1,664	1,828	(9.0)
Cash and cash equivalents	9,977	9,847	1.3
Non-current assets classified as held for sale	4,882	150	n.m.
Total Assets = Total Equity and Liabilities	118,862	129,773	(8.4)
Equity	27,482	27,661	(0.6)
Equity attributable to equity holders of the parent and to other holders of equity instruments	21,185	20,461	3.5
Non-controlling interests	6,297	7,200	(12.5)
Non-current liabilities	62,236	70,601	(11.8)
Non-current interest-bearing debt	51,172	56,608	(9.6)
Non-current trade and other payables	1,701	2,141	(20.5)
Deferred tax liabilities	3,063	4,788	(36.0)
Non-current provisions	6,300	7,064	(10.8)
Current liabilities	29,144	31,511	(7.5)
Current interest-bearing debt	9,527	10,245	(7.0)
Current trade and other payables	15,221	17,089	(10.9)
Current tax payables	2,203	2,522	(12.6)
Current provisions	1,271	1,651	(23.0)
Liabilities associated with non-current assets held for sale	922	4	n.m.
Financial Data
Net Financial debt (1)	45,381	51,259	(11.5)

Notes:

•	December 2012 figures have been grouped following the format of the consolidated annual accounts. Main changes are: the breakdown within assets of “Property, plant and equipment and investment properties” and “Non-current financial assets and investments accounted for by the equity method” in different lines, and within total equity and liabilities the item “Current other payables” has been included in “Current trade and other payables”, to report separately the amount that corresponds to “Current provisions”.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net financial debt in December 2013 includes: Non current interest-bearing debt + Non-current trade and other payables (1,145) + Current interest-bearing debt + current trade and other payables (99) - non-current financial assets (4,468) - current financial assets - cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2013	2012	% Chg
I	Cash flow from operations	18,566	20,105	(7.7)
II	Net interest payment (1)	(2,415)	(2,867)
III	Payment for income tax	(1,806)	(2,024)
A=I+II+III	Net cash provided by operating activities	14,346	15,214	(5.7)
B	Payment for investment in fixed and intangible assets (2)	(9,140)	(8,578)
C=A+B	Net free cash flow after CapEx	5,206	6,636	(21.5)
D	Net Cash received from sale of Real Estate	26	36
E	Net payment for financial investment (3)	(110)	2,412
F	Net payment for operations with minority shareholders and treasury stock (4)	397	(4,046)
G=C+D+E+F	Free cash flow after dividends	5,519	5,037	9.6
H	Effects of exchange rate changes on net financial debt	(168)	662
I	Effects on net financial debt of changes in consolid. and others	(191)	(669)
J	Net financial debt at beginning of period	51,259	56,304
K=J-G+H+I	Net financial debt at end of period	45,381	51,259	(11.5)

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2013 it includes 1,499 million euros for the spectrum payment: 669 million euros in United Kingdom, 531 million euros in Brazil, 119 million euros in Peru, 73 million euros in Colombia, 69 million euros in Spain, 24 million euros in Uruguay, 8 million euros in Ireland, 4 million euros in Mexico and 1 million euros in Nicaragua. In 2012 it includes 632 million euros: 396 million euros in Spain, 126 million euros in Ireland, 42 million euros in Brazil, 34 million euros in Venezuela, 23 million euros in Colombia, 7 million euros in Mexico and 4 million euros in Nicaragua.
(3)	In 2013 it includes charges amounting to 377 million euros from the Central American deal, and in 2012 1,429 million euros from the IPO of T. Deutschland.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note:

2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2013	2012	% Chg
OIBDA	19,077	21,231	(10.1)
- CapEx accrued during the period	(9,395)	(9,458)
- Payments related to cancellation of commitments	(789)	(800)
- Net interest payment	(2,415)	(2,867)
- Payment for tax	(1,806)	(2,024)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(122)	(218)
- Investment In working capital and other deferred income and expenses	656	772
= Net Free Cash Flow after CapEx	5,206	6,636	(21.5)
+ Net Cash received from sale of Real Estate	26	36
- Net payment for financial investment	(110)	2,412
- Net payment for operations with minority shareholders and treasury stock	397	(4,046)
= Free Cash Flow after dividends	5,519	5,037	9.6

Unaudited figures (Euros in millions)

	January - December
	2013	2012	% Chg
Net Free Cash Flow after CapEx	5,206	6,636	(21.5)
+ Payments related to cancellation of commitments	789	800
- Operations with minority shareholders (1)	(604)	(485)
= Free Cash Flow	5,391	6,951	(22.4)
Weighted average number of ordinary shares outstanding during the period (millions)	4,520	4,496
= Free Cash Flow per share (euros)	1.19	1.55	(22.9)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	It includes mainly the participation of minorities in the dividends paid by T. Brasil, T. Czech Republic and T. Deutschland.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		December 2013
	Long-term debt (1)	52,317
	Short term debt including current maturities (2)	9,626
	Cash and cash equivalents	(9,977)
	Short and Long-term financial investments (3)	(6,585)
A	Net Financial Debt	45,381
	Gross commitments related to workforce reduction (4)	4,443
	Value of associated Long-term assets (5)	(777)
	Taxes receivable (6)	(1,396)
B	Net commitments related to workforce reduction	2,271
A + B	Total Debt + Commitments	47,651
	Net Financial Debt / OIBDA (7)	2.36x

(1)	Includes “Non current interest-bearing debt” and 1,145 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 99 million euros of “Other current payables”.
(3)	Includes “Current financial assets” and 4,468 million euros of “Non-current financial assets”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding gains/losses on the sale of companies.
•	Note: 2013 reported figures include the hyperinflationary adjustments in Venezuela.

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2013
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	77%	9%	7%	4%	3%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Dec 2013	Jan - Dec 2012	December 2013	December 2012
USA (US Dollar/Euro)	1.327	1.285	1.379	1.319
United Kingdom (Sterling/Euro)	0.849	0.811	0.834	0.816
Argentina (Argentinean Peso/Euro)	7.226	5.838	8.993	6.489
Brazil (Brazilian Real/Euro)	2.851	2.502	3.231	2.696
Czech Republic (Czech Crown/Euro)	25.986	25.142	27.425	25.140
Chile (Chilean Peso/Euro)	656.245	624.590	723.490	633.260
Colombia (Colombian Peso/Euro)	2,478.689	2,308.536	2,657.292	2,333.004
Costa Rica (Colon/Euro)	671.141	652.742	700.280	678.426
Guatemala (Quetzal/Euro)	10.430	10.062	10.814	10.426
Mexico (Mexican Peso/Euro)	16.930	16.898	18.045	17.107
Nicaragua (Cordoba/Euro)	32.807	30.255	34.935	31.831
Peru (Peruvian Nuevo Sol/Euro)	3.582	3.387	3.857	3.362
Uruguay (Uruguayan Peso/Euro)	27.055	26.054	29.498	25.595
Venezuela (Bolivar Fuerte/Euro) (3)	8.688	5.673	8.688	5.673

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 12/31/13 and 12/31/12.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

02

TELEFÓNICA LATINOAMÉRICA1

In 2013 Telefónica Latinoamérica strengthened its competitive positioning in higher value segments, consolidating its focus on a sustainable long-term growth.

Noteworthy achievements in 2013 include a new record high in capturing contract customers (7.0 million net additions), which is underpinning the acceleration in smartphone penetration (22%; +9 percentage points year-on-year). This focus on quality is reflected in the steady acceleration in year-on-year revenue growth in organic terms.

The fourth quarter provided further confirmation of the intensity of commercial activity, both at the mobile business, where the volume of net contract additions in the third quarter was maintained (high-ever record for the Company); and at the fixed business, where the clear improvement in the trend of all services in the second half of the year was consolidated.

Thus, at the end of 2013 Telefónica Latinoamérica managed 221.1 million accesses, up 4% year-on-year, despite the application of more restrictive reporting criteria in the prepay segment.

The main trends in the mobile business include the following:

•	Estimated penetration in Latin America at the end of December 2013 was 118% (+3 percentage points year-on-year).

•	Mobile accesses reached 184.5 million (+4% year-on-year), with notable growth in accesses in the contract segment (+18%) and despite the impact of the application of more restrictive reporting criteria for the prepay segment (+1%). Thus, contract accesses now represent 25% (+3 percentage points year-on-year) of total mobile accesses, further strengthening the Company’s leadership in the region, after reaching 46.4 million accesses.

•	Moreover, the sharp increase in the contract segment is the main driver of mobile broadband accesses growth, which advanced by 60% year-on-year to 43.6 million. Smartphones with data attached plans remained the key driver of this growth, rising by 75% year-on-year to represent 22% of mobile accesses (+9 percentage points).

•	Net additions reached 2.8 million accesses in the fourth quarter (7.9 million in 2013), boosted by net additions in the contract segment, reaching 2.0 million accesses in the fourth quarter (+60% year-on-year) for a new record of 7.0 million accesses in the year (+64% year-on-year).

•	Churn stood at 3.5% in the quarter (stable year-on-year) and at 3.4% in 2013 (+0.2 percentage points), affected by the application of more restrictive reporting criteria for prepay customers. On the other hand, contract churn stood at 1.5% in the quarter and at 1.6% in 2013, down significantly year-on-year (-0.3 percentage points and -0.2 percentage points respectively).

•	Traffic grew by 12% year-on-year in the fourth quarter and by 9% in the year (in homogenous terms after eliminating duplicated traffic following the integration of fixed and mobile businesses in Brazil), with all the countries in the region posted year on year growth in 2013.

•	ARPU continued posting a solid year-on-year growth (+5.7% in 2013; +5.4% in the quarter), despite the reduction of mobile termination rates. Thus, outgoing ARPU posted year-on-year growth of 8.4% (+8.5% in the fourth quarter), driven by the consistent acceleration in non-SMS data and the growth in voice traffic.

[1]	Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2012, and excludes hyperinflation accounting in Venezuela. At OIBDA level, it excludes the sale of towers and the impact of the contractual change for new contract additions in Chile. CapEx excludes spectrum investments.

Highlights in the fixed business include:

•	Total accesses reached 36.6 million in December 2013, up 3% year-on-year.

•	Traditional business accesses stood at 24.5 million, up 2% year-on-year, reflecting the acceleration in the capture of new accesses in the quarter, with net additions of 144 thousand accesses (373 thousand in 2013).

•	Retail broadband accesses posted solid 7% year-on-year growth, reaching 9.0 million accesses, with net additions of 98 thousand accesses in the quarter (596 thousand in the year). Thus, broadband accesses accounted for 37% of traditional business accesses, increasing 2 percentage points year-on-year.

•	Pay TV accesses reached 2.8 million, up 14% year-on-year, with net additions of 131 thousand accesses in the quarter (347 thousand in the year), as the acceleration of commercial activity that started in the third quarter was maintained. Thus, net additions in the second half of 2013 were 2.5 times higher year-on-year, mainly as a result of the commercial repositioning in Brazil.

Revenues amounted to 29,193 million euros in 2013, up 9.6% year-on-year in organic terms (+10.3% in the quarter), with growth far outstripping the rate of increase in accesses (+4%). This reflects the strategic focus on capturing and retaining high-value customers, with especially noteworthy year-on-year growth acceleration in the quarter in Peru, Colombia, Mexico, Central America and Argentina.

The reduction in mobile termination rates dragged year-on-year growth by 1.1 percentage point in 2013 and by 0.9 percentage point in the quarter. It is also worth noting that the year-on-year comparison in reported terms (-4.3% in the year; -6.7% in the quarter) was negatively impacted by the exchange rate depreciations mainly in Brazil and Argentina and the devaluation in Venezuela in February 2013.

•	Revenue growth was underpinned by the strong growth in mobile service revenues, which advanced by 11.8% year-on-year in organic terms in 2013 (+12.7% in the fourth quarter) boosted by the growing contribution of data revenues, which rose by 20.7% year-on-year in 2013 and by 18.1% in the fourth quarter and accounted for 32% of mobile service revenues in the year (+2 percentage points year-on-year).

•	This growth was driven by the explosion of data in the region, reflected in a 37.8% rise in 2013 in non-SMS data revenues (+40.1% in the fourth quarter), which increased their contribution to data revenues to 68% in the quarter (+11 percentage points year-on-year). Moreover, voice revenues posted solid growth (+8.4% year-on-year in 2013; +10.2% in the quarter) thanks to the sharp increase in traffic and despite the negative impact of regulation.

•	Handset revenues advanced by 44.5% in 2013, with year-on-year growth slowing to 25.5% in the fourth quarter, despite the continued strength of commercial activity, mainly due to the lower contribution to growth of Brazil, Venezuela and Chile.

•	Fixed business revenues remained stable in the year (-0.1% year-on-year), with a clear improvement in the year-on-year evolution in the fourth quarter (+3.0%), with all countries contributing to this acceleration.

Operating expenses amounted to 20,011 million euros in 2013 (+11.4% year-on-year in organic terms; +12.3% in the fourth quarter):

•	Supplies reached 8,104 million euros, +17.7% year-on-year in organic terms (+19.7% in the quarter). This growth reflects an increased commercial activity both in the mobile business, with a higher weight of smartphone sales; and in the fixed business, with higher content costs associated to the strong rise in pay TV accesses; and increased expenses associated with the provision of data services. On the other hand, this growth is partly offset by the lower costs resulting from the reduction in termination rates.

•	Subcontract expenses amounted to 7,712 million euros, up 5.9% year-on-year in organic terms (+8.3% year-on-year in the fourth quarter) due to the widespread increase in prices in some countries of the region, the higher sales commissions and customer service expenses associated with increased commercial activity, and higher network costs, impacted by the growth in mobile data and the larger number of leased sites.

•	Personnel expenses amounted to 2,840 million euros, up 12.4% year-on-year in organic terms, with the pace of growth easing in the quarter (+9.1%) despite the negative impact of workforce restructuring and incentivised redundancy programmes carried out (negative impact of 69 million euros in 2013, of which 34 million euros were recorded in the fourth quarter, compared with 54 million euros in the first quarter of 2012). It should also be noted that year-on-year growth reflects the aforementioned impact of inflation in some countries of the region.

Thus, OIBDA totalled 9,439 million euros in 2013, up 5.3% year-on-year in organic terms, with growth accelerating in the quarter (+6.1%) despite the strong increase in commercial activity was maintained throughout the year.

In reported terms, the year-on-year change (-15.0% in 2013; -20.3% in the fourth quarter) reflected the negative impact of the abovementioned fluctuation in exchange rates and the sale of non-strategic towers (40 million euros in 2013, virtually all reported in the first nine months of the year; 583 million euros in 2012, of which 338 million euros were recorded in the fourth quarter of 2012).

The OIBDA margin stood at 32.3% in 2013 and at 34.4% in the fourth quarter, down 1.3 percentage points and 1.4 percentage points year-on-year respectively in organic terms, mainly as a result of the higher commercial intensity.

CapEx amounted to 5,252 million euros in 2013, up 15.5% in organic terms, reflecting the significant investment efforts in the region in order to continue increasing differentiation in terms of innovation and service quality. It should also be noted that the year-on-year change in organic terms excludes the spectrum acquisition, which amounted to 436 million euros in 2013 (120 million in Peru and 109 million in Colombia, both recorded in the fourth quarter; 185 million in Brazil in the second and third quarters; and 22 million in Uruguay in the first quarter). In addition, in 2012 a total of 459 million euros were recorded (420 million in Brazil in the fourth quarter; 34 million in Venezuela and 0.4 million in Chile in the third quarter; and 5 million in Nicaragua in the first quarter).

Thus, operating cash flow stood at 4,188 million euros in 2013, down 3.6% year-on-year in organic terms.

Telefónica Brasil (year-on-year changes in organic terms)

Telefónica Brasil strengthened its competitive position in the market throughout 2013; reinforcing its leadership in high value segments of the mobile business through on-going service innovation and differential coverage and network quality; and in the fixed business through a renewed commercial offer and the deployment of the fibre network.

Thus, it should be highlighted that in the fourth quarter the Company launched new value-added services at the mobile business as “Vivo Música”, “Vivo Sync” or “Vivo Mobile”, while at the same time continued to boost “Multivivo”, a product which allows data and/or voice to be shared between several devices and that already had 1.4 million users. Meanwhile, the Company also continued with the rollout of the 4G network, which now covers 73 cities, maintaining its leadership in this technology with a 41.1% of market share.

At the same time, the Company also reached agreements to provide wholesale voice and data services with Nextel and Virgin, with the aim of increasing assets efficiency, progressing towards a more efficient and faster network deployment model, along with a healthier competitive dynamic.

In the fixed business, it is worth noting the fibre rollout in Sao Paulo, which reached 1.4 million households passed at the end of 2013, and the development of the Fixed Wireless technology, which enables fixed services to be offered in areas where the copper network has not been rolled out. Thus, with the aim of strengthening the portfolio and broadband services, “Vivo Internet Box” was relaunched, providing mobile internet associated with a WiFi modem with a capacity of up to 40 GB.

On the other hand, on 1 July 2013 final approval was secured for the reorganisation process entailing the integration of all companies into Telefónica Brasil (except Telefónica Data).

As a result, Telefónica managed 92.7 million accesses in Brazil at the end of 2013 (+2% year-on-year) despite the more restrictive reporting criteria for prepay customers.

Mobile business performance highlights:

•	Penetration in Brazil increased to 137% (+4 percentage points year-on-year).

•	Market share to December stood at 28.5% (-0.6 percentage points year-on-year; stable in the quarter). The Company further strengthened its leadership in the contract segment once again in the quarter, achieving a market share of 39.8% in December (+2.9 percentage points compared with 2012, +0.9 percentage points vs. the previous quarter), after capturing 60.0% of market contract net additions in the fourth quarter (57.1% in 2013).

•	Mobile accesses stood at 77.2 million at the end of December, up 1% year-on-year, with outstanding growth in the contract segment (+26% year-on-year), now accounting for 31% of mobile accesses (+6 percentage points year-on-year). In the prepay segment, the application of more restrictive reporting criteria resulted in a year-on-year decrease of 7%.

•	Mobile broadband accesses increased by 65% year-on-year and now account for 27% of mobile accesses in 2013 (+10 percentage points year-on-year), boosted by the growth in smartphones with attached data plans (+83% year-on-year), which accounted for 24% of mobile accesses (+11 percentage points year-on-year).

•	Net additions in the fourth quarter stood at 626 thousand accesses (1.1 million accesses in 2013) and, although this is the largest net addition figure in the last five quarters, it was still affected by the aforementioned application of more restrictive criteria for registering inactive accesses in the prepay segment, which translated into an increase in churn to 4.1% in the quarter (3.8% in 2013).

•	The Company achieved for the third quarter in a row a new record high in contract net additions, after reaching 1.6 million in the quarter (+83% year-on-year) and 4.9 million in 2013 (+82% year-on-year). This differential evolution reflects the Company’s focus on network quality and innovative services, which affected to both year-on-year growth in gross additions (+19% in the quarter; +21% 2013) and on-going reduction in churn, which decreased to 1.5% in the quarter (-0.3 percentage points year-on-year) and to 1.7% up to December (-0.3 percentage points year-on-year).

•	The improved quality of the customer base resulted in a 6% year-on-year increase in traffic in 2013 (+8% in the quarter) in homogenous terms after eliminating duplicated traffic in both periods following the integration of fixed and mobile companies.

•	ARPU grew by 2.3% year-on-year in 2013 (+0.2% in the quarter) as a result of the improved quality of the customer base and despite the reduction in mobile termination rates. Thus, outgoing ARPU increased by 6.7% in the year (+4.8% in the quarter), mainly driven by the growth in data ARPU, which grew by 18.9% year-on-year in 2013 (+17.9% in the quarter).

Regarding commercial activity at the fixed business in 2013:

•	Traditional accesses maintained its quarter on quarter enhanced trend, posting positive net additions for the third quarter in a row (+124 thousand in the fourth quarter, +61 thousand in the third quarter, +13 thousand in the second quarter and -92 thousand in the first quarter). As a result, total customer base stood at 10.7 million. Thus, accesses posted year-on-year positive growth (+1%) after decreasing year-on-year for 10 consecutive quarters. This improvement was underpinned by the expansion of the fibre network, the Fixed Wireless technology (341 thousand new customers in 2013), the development of more segmented commercial offers and the strengthening of sale channels.

•	Retail broadband accesses stood at 3.9 million at the end of 2013 (+5% year-on-year), after posting 39 thousand net additions in the fourth quarter (-20 thousand accesses in the fourth quarter of 2012) and 188 thousand accesses in the year (+100 thousand accesses in 2012). At the end of 2013, households passed with fibre stood at 1.4 million, the uptake in the fourth quarter increased to 204 thousand households already connected (+82% year-on-year).

•	Pay TV accesses continued their recovery in the quarter after the commercial repositioning carried out in the middle of 2013 and, for the second consecutive quarter, posted positive net additions (52 thousand accesses; 50 thousand accesses in the third quarter). Net additions in 2013 totalled 39 thousand accesses (-97 thousand accesses in 2012) impacted by the disconnection in MMDS technology accesses in the first half of the year associated with the return of the licence. Thus, total accesses stood at 640 thousand (+6% year-on-year).

Revenues in 2013 amounted to 12,217 million euros, up 2.2% year-on-year (+1.3% in the fourth quarter), despite the impact of the reduction in mobile termination rates from April. The main reason for the deceleration in year-on-year growth in the quarter was the decline in handset sales at the mobile business, which was partly offset by the improvement at the fixed business.

Note that the reduction in mobile termination rates (VUM: -11.84%) and in the fixed-mobile retail tariff (VC: -8.77%) came into effect on 6 April 2013, reducing year-on-year growth by 1.5 percentage points in the quarter and in the year. Excluding these impacts, revenues would have increased by 3.7% in the year (+2.9% in the quarter).

Mobile revenues stood at 8,092 million euros in 2013, up 7.5% year-on-year (+4.5% in the fourth quarter).

•	Mobile service revenues grew by 6.1% year-on-year (+5.3% in the quarter). Excluding the impact of the reduction in mobile termination rates, service revenues would have grown by 8.0% year-on-year in 2013 (+7.2% year-on-year in the quarter). On the other hand, service revenues reflected a tax reversal with a positive impact in the quarter of 58 million euros.

Data revenues maintained a strong pace of year-on-year growth, increasing by 20.9% in 2013 (+19.5% in the fourth quarter), and accounted for 30% of mobile service revenues in 2013 (+4 percentage points year-on-year). This rise was underpinned by the sharp increase in non-SMS data revenues, which accelerated to 35.8% year-on-year in the fourth quarter (+30.6% year-on-year in 2013). As a result, non-SMS data revenues accounted for 67% of total data revenues in the year (+5 percentage points year-on-year).

•	Revenues from handset sales rose by 35.4% year-on-year in 2013, reflecting the higher weighting of smartphone sales and the different commercial model for small and medium-sized enterprises since the third quarter of 2012. However, revenues fell by 7.6% year-on-year in the fourth quarter due to the decline in gross additions and upgrades with handset sales.

Fixed revenues stood at 4,125 million euros, down 6.8% year-on-year, following an improved year-on-year performance in the quarter to -4.6% (-8.4% in the third quarter) thanks to the improvement in voice, broadband and new business revenues. Revenues were also impacted by the decline in the fixed-mobile retail tariff, which reduced year-on-year growth by 1.1 percentage points in both the year and the fourth quarter.

•	Growth in broadband and new service revenues accelerated to 3.8% (+0.7% year-on-year in 2013) thanks to higher broadband and IT revenues and the improved performance of pay TV revenues.

Voice and access revenues declined by 10.9% year-on-year in 2013 and by 9.4% in the fourth quarter as a result of the improvement in commercial activity following the transformation process carried out by the Company. Excluding the reduction in retail prices, revenues would have fallen by 9.2% in 2013 (-7.6% in the fourth quarter).

Operating expenses rose by 6.0% year-on-year in 2013 (+3.6% in the fourth quarter) mainly as a result of the commercial effort at the fixed and mobile business, which enabled the Company to strengthen its leadership in high-value segments. In addition, higher network and site rental costs associated with the rollout of the mobile network were recorded, allowing to address the growing demand for data.

Note that the year-on-year comparison is also affected by expenses related to the headcount restructuring programme and the incentivised redundancy plan in 2013 (25 million euros in the fourth quarter and 51 million euros in the year). In 2012, the year-on-year comparison was affected by other non-recurrent expenses associated with another headcount restructuring programme and incentivised redundancies, the brand unification process and the reversal of a provision, with a total positive impact of 11 million euros (all recorded in the first half of 2012).

Besides, it is worth to mention that during the second quarter of 2013 the sale of non-strategic towers for 29 million euros was recorded, while in 2012 a total of 445 million euros was recorded (269 million euros in the fourth quarter).

OIBDA stood at 3,940 million euros in 2013, down 5.5% year-on-year in 2013 (-0.9% year-on-year in the quarter). The OIBDA margin stood at 35.7% in the fourth quarter (-0.8 percentage points year-on-year) and at 32.3% in 2013 (-2.6 percentage points compared with 2012) as a result of the commercial effort in capturing high-value mobile customers and the transformation process of the fixed business.

On the other hand, the reduction in mobile termination rates and in the fixed-mobile retail tariff reduced year-on-year OIBDA growth by 1.4 percentage points in both the year and the fourth quarter.

CapEx amounted to 2,127 million euros (+9.3% year-on-year in organic terms), mainly devoted to the expansion and improvement of the mobile networks, both 3G and 4G, as well as the rollout of the fibre network. A total of 185 million euros was reported in 2013 associated with the acquisition of spectrum licences (transfer of frequency from 1,900 MHz to 2,100 MHz and an additional part of the spectrum acquired in the fourth quarter of 2012 to offer LTE services), all recorded in the first nine months of the year.

Operating cash flow (OIBDA-CapEx) amounted to 1,813 million euros in 2013, decreasing by 16.7% year-on-year.

Telefónica Argentina (year-on-year changes in local currency)

In 2013 Telefónica Argentina maintained its market leadership thanks to its competitive positioning and the on-going improvement on quality and innovation in its products and services.

Thus, in November, the Company launched “Quam”, a secondary brand to “Movistar” for mobile, allowing the Company the access to new market segments with a simple proposal that bundles minutes, SMS and data, and aiming to ensure that the youngest customers in the prepay segment are always connected.

The Company managed 26.7 million accesses at the end of December 2013, up 10% year-on-year.

The main highlights of the operating performance of the mobile business included:

•	The estimated penetration rate at the end of 2013 stood at 158% (+13 percentage points year-on-year).

•	Mobile accesses stood at 20.0 million, with solid growth (+13% year-on-year) in both the prepay segment (+17%) and the contract segment (+7%) after posting record-high net additions in the year (2.4 million accesses; 2.8 times the figure of 2012). This positive performance was underpinned by the strong rise in gross additions (+20% year-on-year) and the reduction of churn to 2.3% (-0.4 percentage points year-on-year).

On the other hand, the Company posted a net loss of 376 thousand accesses (+308 thousand in the fourth quarter of 2012) due to the disconnection of low value customers in the prepay segment, though it should be highlighted the good performance at the contract segment, posting net additions of 97 thousand customers in the quarter (-15 thousand in the fourth quarter of 2012).

•	Also noteworthy was the strong growth in smartphones (+84% year-on-year), which now account for 29% of accesses (+11 percentage points year-on-year), underpinned by the marketing campaigns implemented in both prepay and contract segments to expand data services.

•	Traffic rose by 6% year-on-year in 2013 thanks to the strong growth in accesses. Traffic declined by 2% year-on-year in the fourth quarter mainly as a result of the commercial campaigns carried out in the prepay segment in the fourth quarter of 2012.

•	Thus, ARPU increased by 5.9% year-on-year (+3.7% in the fourth quarter) boosted by the steady adoption of smartphones.

Regarding commercial activity at the fixed business the main highlights were:

•	Traditional fixed accesses stood at 4.8 million (+1% year-on-year) after posting net additions of 71 thousand accesses in the year (14 thousand in the quarter) thanks to the growth in fixed wireless accesses (+46% year-on-year) and the successful bundling strategy.

•	Retail broadband accesses totalled 1.8 million as of December 2013, up 6% year-on-year, with 99 thousand net additions in 2013 (17 thousand in the quarter).

Revenues stood at 3,681 million euros in 2013, up 23.2% year-on-year, with growth accelerating to 24.9% in the fourth quarter thanks to the improved performance of both, the fixed and the mobile businesses.

Thus, mobile revenues totalled 2,470 million euros in 2013, up 25.8% year-on-year (+26.3% year-on-year in the quarter).

•	Mobile service revenues rose by 21.2% year-on-year in 2013 (+21.9% in the quarter) thanks to both, customer base growth and a higher consumption level (mainly of data).

Data revenues increased by 30.8% year-on-year in 2013 (+26.9% in the fourth quarter), and now account for 48% of service revenues (+3 percentage points year-on-year). This performance was mainly underpinned by the growth in non-SMS data revenues (+60.8% and +50.4% year-on-year in the year and the quarter respectively), accounting for 49% of mobile data (+9 percentage points year-on-year).

Fixed revenues totalled 1,332 million euros in 2013, with growth accelerating to 18.6% year-on-year (+21.8% in the fourth quarter).

•	Voice and access revenues rose by 7.0% year-on-year in 2013 (+6.8% in the fourth quarter) as a result of access growth and the success of the bundling strategy.

•	Broadband and new service revenues growth accelerated to 29.4% in 2013 (+34.8% year-on-year in the fourth quarter) mainly due to the strong growth in broadband ARPU (+20.7% year-on-year in 2013). As a result, broadband and new service revenues now account for 50% of fixed revenues (+4 percentage points year-on-year).

Operating expenses increased by 27.7% year-on-year to 2,715 million euros in 2013, mainly impacted by higher personnel costs associated with the widespread increase in prices, higher commercial costs linked to the strong increase in commercial activity over the year and increased content costs associated to the growth in mobile data.

Operating expenses in the quarter consolidated the deceleration trend in the year-on-year growth (+25.2%), thanks to the measures implemented to improve the efficiency of the Company, with slower growth in personnel, commercial expenses (due to the lower commercial activity compared with the first quarters of the year) and lower growth in customer service expenses (homogeneous comparisons following the customer service improvements introduced in the second half of 2012).

OIBDA amounted to 977 million euros in 2013, growing by 12.4% year-on-year, after year-on-year growth accelerated to 18.5% in the quarter. Thus, the OIBDA margin stood at 26.1% in 2013 (-2.5 percentage points year-on-year) with a strong improvement in the fourth quarter (30.1%; -1.3 percentage points year-on-year) on the back of the cost containment efforts to ease the impact of inflation.

CapEx amounted to 574 million euros in 2013 (+36.9% year-on-year), reflecting the Company’s focus on maintaining the quality leadership through the on-going improvement on the fixed and mobile network, developing new technologies for fixed connectivity and providing new sites, systems and platforms to expand mobile data capacity.

Thus, operating cash flow (OIBDA-CapEx) in 2013 amounted to 403 million euros, down 10.5% year-on-year.

Telefónica Chile (year-on-year changes in organic terms)

Telefónica strengthened its leadership position in Chile during 2013 thanks to its innovative services and the on-going improvement in the quality of its fixed and mobile network.

Thus, on 15 November, Telefónica Chile announced the launch of nationwide LTE services, reinforcing the commitment to the development of telecommunications in the country.

On the commercial front, the mobile service offering was reshaped during 2013 with the aim of boosting the usage of mobile broadband leveraged on multimedia plans with bundle voice, SMS and data.

In the fixed business, the deployment of VDSL and fibre optic networks was continued, offering speeds of up to 150 Mbps and a differential pay TV product.

To correctly interpret these financial results note that in the fourth quarter of 2012 and due to a contractual change, all contract handset sales started to be recorded as expenses and not as CapEx. In order to have a like-for-like comparison, organic year-on-year growth is done in homogenous terms.

Telefónica managed a total of 13.6 million accesses in Chile at the end of 2013, posting year-on-year growth of 4%.

Operating performance highlights in the mobile business were:

•	Estimated penetration of the mobile market stood at 154% (+6 percentage points year-on-year).

•	Mobile accesses stood at 10.5 million at the end of 2013, up 4% year-on-year. Especially noteworthy was the strong growth in smartphones, which totalled 2.2 million as of December and now account for 22% of accesses (+10 percentage points compared with 2012), after doubling accesses figure in 2013.

•	Net additions in the quarter totalled 170 thousand accesses (450 thousand accesses in 2013), highlighting the better performance of contract net additions during the year, thanks to the success of multimedia plans and the good performance of portability, which posted a growing positive balance for a second quarter in a row. Thus, net contract additions reverted the negative trend posted in 2012 (net loss of 160 thousand customers) and totalled 29 thousand new accesses in 2013 (20 thousand in the fourth quarter).

•	Churn stood at 2.7% in the year (+0.4 percentage points year-on-year and +0.7 percentage points in the quarter) as a result of the increase in churn in the prepay segment associated with low-value customers. However, it should be highlighted the efforts made to retain customers and to improve customer satisfaction levels, resulting in a reduction of contract churn (-0.3 percentage points year-on-year in the quarter and the year).

•	Traffic increased by 2% year-on-year in 2013, with a year-on-year decline in the fourth quarter (-4%) stemming from the strong increase reported in the fourth quarter of 2012 driven by commercial campaigns in the prepay segment.

•	On the other hand, ARPU decreased by 4.6% year-on-year in 2013 but continued posting a steady pace of improvement over the year (-0.5% in the quarter) boosted by mobile data growth in both, prepay and contract.

Regarding commercial activity in the fixed business, highlights were:

•	Traditional accesses stood at 1.7 million (-5% year-on-year), with a net loss of 84 thousand accesses in the year (-20 thousand in the fourth quarter), though this represents a slight improvement versus 2012 (-110 thousand accesses) thanks to the success of customer retention campaigns (churn reduced by 0.1 percentage points year-on-year).

•	Retail broadband accesses amounted to 970 thousand, up 4% year-on-year. Net additions in the year totalled 38 thousand accesses (5 thousand in the quarter), highlighting the steady decline in churn (-0.2 percentage points year-on-year in 2013). Also noteworthy was the continued improvement on the speed portfolio with on-going customer upgrades to higher value plans. At the end of 2013, 63% of customers were in plans with speeds of more than 4 Mbps (+6 percentage points year-on-year).

•	Pay TV accesses stood at 503 thousand, maintaining the growth accelerating trend (+19% year-on-year). Net additions stood at 79 thousand accesses in 2013 and at 23 thousand in the fourth quarter, improving significantly versus 2012. The improvement in pay TV was fostered by the focus on quality carried out throughout 2013, offering high-definition service and a wide range of interactive features and applications, resulting in a reduction of churn levels (-0.9 percentage points year-on-year in 2013) and an increase of the average consumption per customer.

Revenues totalled 2,483 million euros in 2013, up 1.5% year-on-year in the year and in the quarter, with growth accelerating both, in mobile service revenues and in the fixed business in the final quarter of the year.

Mobile revenues increased by 3.2% year-on-year to 1,534 million euros (+2.1% in the final quarter).

•	Mobile service revenues increased in 2013 by 1.8% year-on-year and by 5.8% in the fourth quarter thanks to the Company’s strategy of innovation and quality, which enabled to boost growth of high-value customers, with an improvement in voice and mainly, in data revenues.

Thus, data revenues advanced by 8.5% year-on-year in 2013 (+13.7% in the quarter) and now account for 20% of service revenues (+1 percentage points year-on-year), underpinned by the strong non-SMS revenues momentum (+23.7%), with growth accelerating to 31.1% in the fourth quarter, already accounting for 84% of data revenues in 2013 (+10 percentage points year-on-year).

•	Handset revenues advanced 17.6% year-on-year in 2013, despite the year-on-year decline in the fourth quarter (-25.9%) mainly due to lower handset sales associated to higher subsidy levels to capture value customers.

Fixed revenues reached 1,049 million euros in 2013, slightly decreasing year-on-year (-1.0%) after maintaining this quarter the enhanced year-on-year trend (+2.2% year-on-year in the fourth quarter; +1.3% in the third; -2.2% in the second; -5.3% in the first).

•	Broadband and new service revenues advanced by 8.0% year-on-year in 2013, with growth accelerating to 10.0% in the quarter. Particularly noteworthy was the year-on-year growth in pay TV based on the abovementioned increase in the customer base. Thus, broadband and new service revenues accounted for 57% of fixed revenues in the year (+5 percentage points year-on-year).

•	Voice and access revenues decreased by 10.4% year-on-year as a result of access loss in a more mature market environment, though the trend also improved in the quarter (-6.3% year-on-year), mainly as a result of services bundling.

Operating expenses increased by 1.5% year-on-year in 2013 due to the higher expenses associated with increased commercial activity, virtually offset by the savings achieved on the efficiency measures executed by the Company, mainly in personnel expenses, and by the lower level of bad debt recorded in the year. Growth in operating expenses accelerated in the quarter (+7.5% year-on-year) due to the commercial activity momentum, with an increase in subsidies associated with the capture of value customers.

Thus, OIBDA totalled 818 million euros in 2013 (+1.6% year-on-year and -2.8% in the final quarter). The OIBDA margin stood at 32.9% in the year, stable year-on-year, and at 33.8% in the quarter (-1.5 percentage points year-on-year).

It is also worth noting that the year-on-year OIBDA margin comparison in reported terms (-7.3 percentage points in the year) was impacted by the contractual change affecting contract handset sales, which are now considered as an expense rather than CapEx following the contractual change implemented in the fourth quarter of 2012, while like-for-like criteria were used for organic change.

In addition, the sale of non-strategic towers for 9 million euros was recorded in 2013 (all recorded in the first nine months of the year).

CapEx amounted to 488 million euros in the year, up 17.0% year-on-year, mainly devoted to the deployment of the 3G and 4G networks, the improvement of fixed and mobile broadband services and the development of new services. CapEx in reported terms (-19.5%) was affected by the abovementioned contractual change, which reduced investment by 168 million euros in the year, though there was no impact on cash flow generation.

Operating cash flow (OIBDA-CapEx) amounted to 330 million euros in 2013, a year-on-year decrease of 15.4%.

Telefónica Perú (year-on-year changes in organic terms)

In 2013, Telefónica Perú strengthened its integrated services offer, with a clear focus towards the on-going improvement of service quality and the simplification of plans and tariffs, enabling the Company to deliver a solid operating and financial performance.

This focus on quality was reflected in the fixed business by doubling the fixed broadband speed (increasing to 4, 8 and 15 Mb) while fostering the migration of customers to pay TV bundles with high definition channels. At the mobile business, it should be outlined the on-going restructuring of the tariffs portfolio of voice and data plans in order to drive increased smartphone adoption.

Additionally, it’s worth highlighting in the year the Company’s commitment to continue expanding telecommunications in the country, with the acquisition in the fourth quarter of 2013 of one of the two blocks of radioelectric spectrum for LTE auctioned on 22 July in the AWS band (2x20 MHz) for a period of 20 years (120 million euros). Thus, the 4G network rollout plan aims to reach 234 district capitals (around 50% of the population) over the next five years. According to this plan, Telefónica Perú commercially launched 4G services in 7 districts of Lima at the end of November. At present, it is the only company in Peru providing this service.

The Company managed 20.9 million accesses at the end of December, up 3% year-on-year.

Operating performance highlights in the mobile business were:

•	The estimated penetration rate in the mobile market stood at 89% (+4 percentage points year-on-year).

•	Mobile accesses totalled 15.8 million, up 4% year-on-year, despite being affected by the application of more restrictive reporting criteria for prepay customers. Even though, contract accesses maintained a strong growth of 24% year-on-year, representing now 29% of total mobile accesses (+5 percentage points year-on-year), standing as the main growth driver of mobile broadband accesses (+65% year-on-year). Thus, smartphone customers almost doubled compared with 2012, with penetration of 12% (+5 percentage points year-on-year).

•	Net additions in 2013 totalled 565 thousand accesses (+40 thousand in the quarter) largely as a result of the strong performance of contract net additions, which stood at 862 thousand accesses (+19% year-on-year) and offset the application of more restrictive reporting criteria for prepay customers, which had a negative impact on total churn trend (4.4% in the year and 4.5% in the quarter; +0.8 percentage points year-on-year in both, 2013 and the quarter).

•	In the fourth quarter, traffic grew by 17% year-on-year (+14% in the full year), reflecting the quality of the customer base growth.

•	The performance of ARPU reflected once again this quarter the higher quality of the customer base (+4.5% year-on-year in 2013 and +4.6% in the quarter), despite the impact of the change in the fixed-mobile tariff and the mobile termination rates reduction applied in October 2012 and October 2013. Thus, outgoing ARPU posted year-on-year growth of 6.4% in the year and in the fourth quarter, underpinned by both the strong growth of data and the higher volume of traffic.

Regarding commercial activity at the fixed business:

•	Traditional accesses at the end of 2013 totalled 2.8 million (-3% year-on-year), following a net loss of 82 thousand accesses in the year (-43 thousand in the quarter), with a lower activity in the fixed wireless technology over the year.

•	Retail broadband accesses grew by 10% year-on-year to 1.4 million customers, following net additions of 123 thousand accesses in the year (12 thousand in the quarter), in a highly competitive environment. Particularly noteworthy was the steady improvement in the portfolio of speeds with on-going customer upgrade to higher value plans, with 42% of customers already in plans with speeds of more than 4 Mb at the end of 2013 (25% in December 2012).

•	Pay TV accesses stood at 897 thousand at the end of 2013, stable year-on-year despite a net loss of 8 thousand accesses in the quarter following the application of more restrictive activation criteria for new customers.

Revenues in 2013 totalled 2,454 million euros after increasing by 8.1% year-on-year, consolidating in the fourth quarter the solid trend of year-on-year growth acceleration (+10.6% in the fourth quarter; +8.2% in the third quarter; +7.6% in the second quarter; +6.0% in the first quarter) and driven by the faster pace of growth at both the fixed and mobile businesses.

It should be noted that revenues were adversely impacted by regulatory changes affecting fixed-mobile calls in 2013 and by the mobile termination rate reductions in October 2012 and October 2013. Excluding these impacts, revenues would have risen by 10.0% year-on-year in 2013 (+12.0% year-on-year in the fourth quarter).

Mobile revenues stood at 1,393 million euros in January-December, up 12.1% year-on-year, after growth accelerated again in the fourth quarter (+14.5% year-on-year):

•	Mobile service revenues posted strong growth once again this quarter (+10.8% year-on-year in 2013), with a strong improvement in the fourth quarter (+13.3% year-on-year) despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth would have been 13.4% year-on-year in 2013 (+15.1% year-on-year in the fourth quarter).

Data revenues were the main driver of this trend, advancing by 35.8% year-on-year in the January-December period, with growth accelerating to 39.1% in the fourth quarter. Furthermore, they continued to offer clear scope for further growth as they still account for a limited percentage of service revenues (22%; +4 percentage points year-on-year) and as non-SMS data revenues posted a solid growth of 64.7% year-on-year in 2013 (+73.9% in the fourth quarter), already accounting for 81% of mobile data revenues (+14 percentage points year-on-year).

Fixed revenues stood at 1,239 million euros in 2013, up 6.9% year-on-year, with growth accelerating significantly in the quarter (+9.4%):

•	Broadband and new services revenues advanced by 15.5% year-on-year in 2013 (+18.5% in the fourth quarter), underpinned by the solid performance of internet, TV and business services revenues, standing again this quarter as the main driver of fixed revenue growth, and now accounting for 65% of fixed revenues (+5 percentage points year-on-year).

•	Voice and access revenues decreased by 5.6% year-on-year in 2013 (-4.2% in the fourth quarter) and were still affected by the regulatory changes. Excluding these factors, they would have declined by 2.5% in 2013 (-0.9% in the quarter) mainly due to lower consumption as a consequence of the fixed-mobile substitution effect.

Operating expenses in 2013 amounted to 1,610 million euros, up 9.7% year-on-year, though increasing by 18.5% in the fourth quarter, mainly due to the increased commercial costs related to capturing and retaining high-value customers and the commercial launch of the 4G service, together with higher personnel expenses associated with employee participation in the results of the Company and one-off workforce restructuring expenses in the fourth quarter (6 million euros). In contrast, it should be mentioned the decrease in interconnection costs following the reduction in mobile termination rates implemented in October 2013.

As a result, OIBDA totalled 875 million euros in 2013, up 4.4% year-on-year, though it declined by 2.6% year-on-year in the fourth quarter due to the abovementioned increase in expenses. The OIBDA margin stood at 35.6% in 2013 (-1.3 percentage points year-on-year) and at 36.3% in the fourth quarter (-4.9 percentage points year-on-year) owing to the higher commercial effort previously commented. It should be noted the sale of non-strategic towers for 23 million euros recorded in 2012 (3 million euros in the fourth quarter).

CapEx stood at 479 million euros in 2013 (+0.4% excluding 120 million euros from the spectrum acquired in the fourth quarter of 2013) and was mainly devoted to the expansion and improvement of the network and the development of new services.

As a result, operating cash flow (OIBDA-CapEx) for 2013 amounted to 396 million euros, up 7.4% year-on-year.

Telefónica Colombia (year-on-year changes in organic terms)

In 2013 Telefónica Colombia maintained the steady commercial and financial improving trend initiated in June 2012, following the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. that strengthened the Company’s position in the country’s telecommunications sector.

It is worth noting that the structural changes implemented by the Colombian regulator (“CRC”) in the first half of 2013 continued to boost the telecommunications market through the application of asymmetric mobile termination rates between the dominant operator and the rest of the companies (including Telefónica). In order to adapt to the new regulatory backdrop and to progress with its commercial repositioning, throughout 2013 the Company focused on higher-value customers, strengthening the marketing of integrated services.

Moreover, the Company reflected once again in the fourth quarter its commitment to the sector’s development by securing 30 MHz of spectrum in the AWS band (2x15 MHz) at the auction on 26 June to provide LTE services at a total cost of 109 million euros, becoming the first mobile operator launching commercially LTE services in December.

Also it is worth to mention the agreement signed with Millicom in the fourth quarter for the joint rollout of the 4G network, enabling Telefónica Colombia to obtain the benefits of optimising infrastructure investments.

Telefónica Colombia managed 14.8 million accesses at the end of 2013, up 5% year-on-year, and reversed the year-on-year declining trend reported throughout the year after achieving positive net additions in all services for the third quarter in a row.

Operating performance highlights in the mobile business were:

•	The estimated mobile penetration rate in the market stood at 106% (+2 percentage points year-on-year).

•	Mobile accesses stood at 12.1 million at the end of December 2013, up 4% year-on-year, with the contract segment standing out, growing by 9% year-on-year and accounting for 27% of the mobile customer base (+1 percentage points year-on-year). Mobile broadband accesses, which totalled 3 million accesses (+104% year-on-year), and in particular smartphones, which stood at 2.6 million (more than double December 2012 figure) are the main drivers of this growth. As a result, smartphone penetration increased by 14 percentage points to 23% of the total mobile access base.

•	Net additions reverted the trend in the fourth quarter, returning to positive again after reaching 488 thousand new accesses, the largest net additions in the last seven quarters (418 thousand in the year). This improvement was mainly driven by the growth recovery in the prepay segment, which posted net additions of 449 thousand accesses in the last quarter of the year (143 thousand in 2013) following the introduction of plans that encouraged top-ups and the easing of the impact of the disconnection of low-value customers, which affected its trend in recent quarters.

The contract segment, on the other hand, continued to post steady growth, with net additions of 39 thousand accesses in the fourth quarter (275 thousand accesses in 2013), driven by growth in gross additions (+13% year-on-year in 2013; +9% year-on-year in the fourth quarter), though churn increased by 0.4 percentage points in the quarter.

•	Traffic year-on-year growth accelerated in the fourth quarter (+26%; +16% in the year), boosted by the prepay segment and the significant improvement in the quality of the customer base.

•	Once again, ARPU reflected the Company’s strategy of maximising customer value, rising by 7.3% in the fourth quarter (+5.7% in the year) despite the impact of the mobile termination rate cuts. Also noteworthy is the performance of outgoing ARPU, which increased by 11.8% year-on-year in both the fourth quarter and the year thanks to the steady improvement in the customer mix, with increases in both voice and data traffic and despite the tariff reduction derived from the transfer to customers of the benefits from the mobile termination rates asymmetry.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses totalled 1.4 million as of December 2013, consolidating the year-on-year growth trend (+2%) thanks to net additions of 1 thousand accesses in the fourth quarter (-11 thousand in the same period of 2012) and 27 thousand in the year (-60 thousand in 2012). This improvement is underpinned by service bundling and in clear contrast with the loss of lines in recent years.

•	Retail broadband accesses stood at 854 thousand, up 21% year-on-year, with net additions of 148 thousand accesses in 2013 (+59% year-on-year) and 26 thousand in the fourth quarter in a highly competitive environment.

•	Pay TV accesses stood at 348 thousand at the end of 2013, up a solid 22% year-on-year, following net additions of 15 thousand accesses in the quarter and 63 thousand in the year, more than doubling net additions in the same period of 2012. The marketing of the stand-alone service since July 2012 was the main driver of the growth in gross additions.

Revenues in 2013 totalled 1,705 million euros, up 3.7% year-on-year, with pace of growth improving throughout the year (+8.5% year-on-year in the fourth quarter; +6.5% in the third; +2.6% in the second; -2.7% in the first); boosted by the improvement of both the mobile and the fixed businesses and despite the negative impact of the reduction in mobile termination rates (+5.2% year-on-year in 2013; +10.2% in the fourth quarter, excluding this effect).

Thus, mobile revenues rose by 5.7% year-on-year to 1,052 million euros in 2013, with growth ramping up in the fourth quarter to 11.4%.

•	Mobile service revenues rose by 4.6% year-on-year in January-December 2013, with pace of growth improving for the third consecutive quarter (+10.0% year-on-year in the fourth quarter) thanks to the abovementioned strong increase in traffic and the larger contribution of data revenues. Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 7.1% year-on-year in 2013 and by 12.9% in the fourth quarter.

Data revenues rose by 6.2% year-on-year in 2013, improving their growth in the fourth quarter (+8.7% year-on-year) and accounting for 25% of service revenues in the year (+0.4 percentage points year-on-year). Non-SMS revenues, which now account for 92% of data revenues (+2 percentage points year-on-year), advanced by 8.9% year-on-year in 2013, with growth accelerating to 11.5% year-on-year in the fourth quarter.

Fixed revenues totalled 652 million euros, up 0.7% year-on-year and consolidating once again this quarter the year-on-year growth trend that began in the second quarter of 2013 (+4.0% year-on-year in the fourth quarter).

•	Broadband and new service revenues advanced 5.5% year-on-year in 2013 (+7.5% in the fourth quarter) leveraged on the good performance of internet revenues, and now account for 54% of fixed revenues (+2 percentage points year-on-year), underpinned by the strong growth in the broadband customer base.

•	Voice and access revenues decreased by 4.6% compared with January-December 2012, though remained stable in the fourth quarter (-0.1% year-on-year) despite the reduction in termination rates (-4.1% in the year and +0.5% in the fourth quarter, excluding this effect).

Operating expenses increased by 4.0% year-on-year in 2013 (+11.6% in the fourth quarter) mainly due to the higher commercial activity and the growth in gross additions of high-value customers, despite the synergies captured from the integration of the mobile and fixed businesses and the retroactive application from February 2013 of asymmetric charges, which implies a 43% reduction in the rate to pay to the dominant operator.

Thus, OIBDA in 2013 totalled 580 million euros (+2.7% year-on-year; +2.3% in the fourth quarter) with an OIBDA margin of 34.0% (-0.3 percentage points year-on-year) and of 35.3% in the fourth quarter (-2.1 percentage points year-on-year), reflecting the impact of higher commercial activity partly offset by the benefits from the merger of the fixed and mobile businesses. It should be noted that the sale of non-strategic towers for 2 million euros was recorded in the third quarter of 2012.

CapEx in 2013 totalled 457 million euros (+6.4% year-on-year excluding 109 million euros of the spectrum acquired in the fourth quarter of 2013), with investment focused on both the improvement of the fixed broadband service quality and rolling out and increasing the capacity of 3G and 4G networks at the mobile business.

As a result, operating cash flow (OIBDA-CapEx) for 2013 amounted to 123 million euros, down 2.4% year-on-year.

Telefónica México (year-on-year changes in organic terms)

2013 was a key year for the Mexican telecommunications market following the approval in June of the new Telecommunications Law. Details of the changes that the regulatory reform will bring about and the execution of its implementation are expected to be set out in the first half of 2014, initiating a process of structural transformation in the sector.

Meanwhile, the Company’s focus on the on-going transformation of its commercial offer aiming to improve its competitive positioning, resulted in record-high net additions posted in the fourth quarter of the year. Thus, Telefónica México commercial highlights in the quarter included the launch of the “Prepago Doble” plan in October, which offers double the balance topped up for all top-ups. Additionally, in December the Company further strengthened its commercial offer with the launch of “Plan GigaMove”, a new contract campaign more competitive in data plans aimed at capturing high value customers. Depending on the plan chosen, the customer benefits from up to 3 GB of browsing, 1,500 SMS to any company, Spotify Premium, Twitter, Whatsapp, Facebook and unlimited email.

Moreover, Telefónica continued to make the most efficient use of its network and in January, 2014, the Company signed a new deal with the distributor MAZ Tiempo following the agreements reached with the mobile virtual network operators Coppel and Virgin. Additionally, an agreement was also signed in January with NII Holdings whereby Telefónica will provide Nextel with nationwide voice and data coverage services through its 3G mobile network. This deal provides Telefónica México with an additional lever to strengthen its wholesale services strategy in the country.

Highlights of the business operating performance included:

•	Estimated mobile penetration stood at 89% the end of December (+1 percentage point year-on-year).

•	Accesses reached 21.9 million at the end of the year (+8% year-on-year).

•	Mobile accesses totalled 20.3 million, up 6% year-on-year. In the fourth quarter, the Company posted record high net additions (1.2 million in the quarter and the year), thanks to the abovementioned commercial repositioning, resulting in both a marked improvement in the volume of gross additions, with the Company setting a best-ever figure in the quarter (+38% year-on-year; +20% in the year). Commercial improvement also leveraged in churn, which stood at 2.5% in the quarter (-0.7 percentage points year-on-year) and at 2.9% in the year (-0.2 percentage points year-on-year). In addition, the mobile portability consolidated the positive trend that started in the third quarter with a positive balance of 98 thousand accesses in the quarter (26 thousand in the third quarter; -4 thousand accesses in the year).

•	The Company’s focus on expanding the data business is reflected in the mobile broadband accesses trend, which advanced by 46% year-on-year in the fourth quarter thanks to the strong growth of smartphones with attached data plans (+60% year-on-year), which reached a penetration of 15% (+5 percentage points year-on-year), reinforced as the main driver of mobile accesses growth.

•	Traffic continued its positive trend, showing a strong acceleration in the quarter (+38% year-on-year; +16% in the year), resulting in the highest volume managed by the Company in the last 15 quarters thanks mainly to the strong uptake of its new commercial offers.

•	ARPU decreased by 10.7% year-on-year in the quarter (-8.9% in 2013) impacted by customer repositioning to the more attractive tariff plans launched over the year, the intense strength of competition and the mobile termination rate cuts in both voice, effective from January 2013, and SMS, effective from the fourth quarter of 2012, which affected the year-on-year comparison.

•	Fixed accesses through fixed wireless technology continued the positive trend of previous quarters, posting a solid 35% year-on-year growth, after reaching net additions of 400 thousand accesses in 2013 (83 thousand accesses in the quarter), already totalling 1.6 million accesses at the end of December.

Revenues in 2013 stood at 1,580 million euros, down 0.8% year-on-year, though the negative trend in the third quarter was reversed in the fourth quarter (+0.3% year-on-year; -2.6% in the third quarter). Thus, mobile service revenues decreased by 5.1% year-on-year (-5.0% in the fourth quarter) mainly as a result of the reduction in SMS prices and the process of replacing SMS with other alternative forms of communication fostered by the steady adoption of smartphones. The reduction in mobile termination rates also had a negative impact on revenue trend. Excluding this effect, mobile service revenues would have decreased by 3.1% year-on-year (-4.3% in the quarter).

Data revenues decreased by 19.9% year-on-year (-20.6% in the quarter) and accounted for 28% of mobile service revenues, with their composition having changed radically in 2013. SMS revenues declined by 42.8% year-on-year both in the year and in the fourth quarter due to the reduction in prices, the abovementioned reduction in termination rates and the effect of substitution for alternative forms of communication, a process in which Movistar has served as a catalyst. As a result, the weighting of SMS revenues as a share of data revenues fell by 15 percentage points, from 54% at the end of the fourth quarter of 2012 to 39% at the end of 2013. This decline was only partly offset in 2013 by the rise in non-SMS data revenues, which advanced by 15.8% year-on-year (+6.0% in the fourth quarter).

Operating expenses grew by 5.8% year-on-year in 2013 (+12.6% in the fourth quarter) mainly due to higher commercial costs related to the higher volume of gross additions and the increased customer care indexes due to the strategic efforts to improve customer satisfaction. Also noteworthy were the efficiencies achieved in network, systems and other non-commercial costs.

OIBDA stood at 266 million euros in 2013 (-25.0% year-on-year; -34.8% year-on-year in the fourth quarter) with an OIBDA margin of 16.9% and of 14.9% in the fourth quarter (-5.4 percentage points year-on-year and -8.0 percentage points in the fourth quarter) impacted by the acceleration in commercial activity over the year and in the last quarter in particular. OIBDA and the OIBDA margin in 2012 were also affected by the recording of 77 million euros from the sale of non-strategic towers (35 million euros in the fourth quarter of 2012).

CapEx amounted to 242 million euros in 2013 (-43.2% year-on-year) as a result of the higher commercial efficiency and the investment and focus on areas of higher value for customers, enabling the increase in resources for improving network quality and the distribution channel.

As a result, operating cash flow (OIBDA-CapEx) amounted to 24 million euros in 2013.

Telefónica Venezuela and Central America (year-on-year changes in organic terms)

During 2013, Telefónica continued strengthening its differential positioning thanks to its integrated services offer and the on-going improvements in network quality and coverage, showing a positive trend both in operational and financial terms along the year.

•	Commercial activity in 2013 was focused on addressing the demand of data plans, launching new offerings adapted to customer needs depending on voice, SMS and data demand.

•	Underlining its commitment to innovation and to maintain a greater access to technology and comfort to its customers, the Company in Venezuela began a nationwide rollout of WiFi infrastructure in the fourth quarter of 2013. The goal is to install 1,000 hotspots by 2016, aiming to place Telefónica as the telecommunications company with the largest WiFi network in the country.

•	Note also that 2013 economic-financial results in reported terms were affected by the devaluation of the bolivar which was announced on February 8, 2013 by the Venezuelan government, devaluating the bolivar from 4.3 strong bolivars per US dollar to 6.3 strong bolivars per US dollar. In the same way, the Venezuelan government announced on January 22, 2014 a new exchange rate to be established and a general foreign exchange plan by which specific transactions will be managed by an auction system at SICAD exchange rate. That exchange rate was fixed at roughly 11.4 bolivars per US dollar over the last auctions. Additionally, the Venezuelan government issued an “Organic Law on Fair Pricing” that might affect Company’s results trend.

•	Highlights of the operating performance in Venezuela and Central America include:

•	Estimated mobile penetration stood at 101% at the end of December 2013 (+2 percentage points year-on-year).

•	Telefónica managed 23.5 million accesses at the end of 2013 (+8% year-on-year), reaching 11.7 million accesses in Venezuela (stable year-on-year) and 11.8 million in Central America (+18% year-on-year).

•	Mobile accesses totalled 21.7 million, and grew by 9% year-on-year. It should be highlighted the increase in contract accesses (+16%), with net additions of 40 thousand accesses in the quarter and of 308 thousand in the year. Mobile accesses totalled 10.5 million in Venezuela (stable year-on-year) and 11.2 million in Central America (+19% year-on-year), highlighting the introduction of the portability in costa Rica from November 30th, 2013, with positive results one month after its launch.

•	Mobile broadband accesses posted a solid 30% year-on-year growth in the fourth quarter of the year, thanks to the smartphones momentum, which grew by 36% year-on-year to reach a penetration of 24% (+5 percentage points year-on-year). It should be highlighted smartphones penetration in the Venezuelan market which reached 42% (+9 percentage points year-on-year), a benchmark in the region.

•	Churn stood at 2.8% in the fourth quarter (+0.3 percentage points year-on-year) and at 2.6% in the year (+0.4 percentage points year-on-year), while contract churn stood at 1.2% in the fourth quarter (stable year-on-year) and at 1.1% in the year (-0.2 percentage points year-on-year).

•	Traffic continued the strong year-on-year growth trend of previous quarters and grew by 17% year-on-year both in the quarter and in the year, highlighting the year-on-year performance in Venezuela (+18% in the quarter, +20% in the year) and Central America (+15% in the quarter, +13% in the year).

•	Meanwhile, pay TV accesses in Venezuela continued their positive trend, rising by 79% year-on-year to reach 386 thousand at the end of December 2013, with net additions of 48 thousand accesses in the quarter (170 thousand in the year).

Revenues in 2013 amounted to 4,228 million euros, with year-on-year growth of 38.7% (+39.4% in the quarter). In Venezuela, revenues totalled 3,537 million euros after growing 45.5% year-on-year both in the year and in the quarter, and in Central America revenues reached 691 million euros growing 7.6% year-on-year (+8.6% in the quarter). Thus, mobile service revenues grew by 36.2% year-on-year in the quarter (+34.6% in the year), boosted by the expansion of mobile data services and the abovementioned growth in voice traffic. In Venezuela mobile service revenues grew by 42.1% year-on-year in the quarter (+40.0% in the year), while in Central America they increased by 9.4% year-on-year in the quarter (+10.1% year-on-year in 2013).

Thus, data revenues accounted for 30% of mobile service revenues and grew by 32.7% year-on-year in 2013 (+21.9% in the quarter). This performance was driven by the sharp growth in non-SMS data revenues (+56.1% year-on-year in 2013; +58.4% in the fourth quarter), which now account for 64% of data revenues (+7 percentage points year-on-year).

Operating expenses increased by 33.8% year-on-year in 2013 (+37.8% in the fourth quarter), growing by 1.2% year-on-year in Central America (+0.8% in the quarter) and by 44.5% year-on-year in Venezuela (+48.3% in the fourth quarter), mainly impacted by higher commercial expenses and the widespread price increase and higher expenses paid in US dollars for services and equipment purchases due to the negative impact of the devaluation in Venezuela. These costs are partly offset by the efficiency effort in certain cost items, which delivered significant savings.

OIBDA totalled 1,739 million euros, up 44.3% year-on-year in 2013 (+39.5% in the quarter) due to higher revenues and cost efficiencies. Thus, the OIBDA margin stood at 41.1% in January-December (+1.6 percentage points year-on-year) and 43.5% in the fourth quarter (+0.1 percentage points year-on-year).

CapEx amounted to 739 million euros in 2013 (+87.7% year-on-year excluding the spectrum acquired, 34 million euros in Venezuela and 5 million euros in Nicaragua in 2012), mainly due to the acceleration and development of the 3G network capacity and coverage after the spectrum acquired in 2012, as well as investments for conditioning and expanding the network, thus continuing the Company’s commitment to providing the best communications experience.

As a result, operating cash flow (OIBDA-CapEx) totalled 1,000 million euros in 2013 (+22.6% year-on-year).

LATINOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Final Clients Accesses	211,908.0	212,383.1	214,945.2	217,898.0	221,046.7	4.3
Fixed telephony accesses (1)	24,153.3	24,111.2	24,293.1	24,382.8	24,526.3	1.5
Internet and data accesses	8,732.5	8,837.2	9,033.8	9,187.8	9,239.7	5.8
Narrowband	209.1	186.1	170.8	166.6	125.5	(40.0)
Broadband (2)	8,415.3	8,545.3	8,758.8	8,913.5	9,011.7	7.1
Other (3)	108.0	105.9	104.2	107.6	102.6	(5.0)
Mobile accesses	176,595.4	176,982.5	179,112.4	181,684.7	184,507.0	4.5
Prepay	137,141.5	136,270.9	136,596.0	137,210.5	138,076.0	0.7
Contract	39,453.9	40,711.6	42,516.4	44,474.2	46,431.0	17.7
Pay TV	2,426.8	2,452.2	2,505.9	2,642.8	2,773.6	14.3

Wholesale Accesses	47.0	45.4	46.2	42.0	41.5	(11.7)

Total Accesses T. Latam	211,955.1	212,428.5	214,991.4	217,940.1	221,088.2	4.3
Terra Accesses	604.7	540.4	500.9	467.7	412.5	(31.8)
Total Accesses in Latin America	212,559.8	212,968.9	215,492.3	218,407.7	221,500.7	4.2

TELEFÓNICA LATINOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Prepay percentage (%)	77.7%	77.0%	76.3%	75.5%	74.8%	(2.8 p.p.	)
Contract percentage (%)	22.3%	23.0%	23.7%	24.5%	25.2%	2.8 p.p.
MBB accesses (’000)	27,275.8	28,928.2	35,948.0	39,289.4	43,625.0	59.9
MBB penetration (%)	15%	16%	20%	22%	24%	8.2 p.p.
Smartphone penetration (%)	13%	14%	18%	20%	22%	8.9 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	29,193	30,520	(4.3)	9.6	7,410	7,942	(6.7)	10.3
Internal exp. capitalized in fixed assets	156	171	(8.9)	(0.7)	40	45	(11.7)	(0.0)
Operating expenses	(20,011)	(20,305)	(1.4)	11.4	(4,942)	(5,190)	(4.8)	12.3
Supplies	(8,104)	(7,670)	5.7	17.7	(2,053)	(2,020)	1.6	19.7
Personnel expenses	(2,840)	(2,908)	(2.4)	12.4	(702)	(766)	(8.4)	9.1
Subcontracts	(7,712)	(8,259)	(6.6)	5.9	(1,877)	(2,038)	(7.9)	8.3
Bad debt provision	(444)	(489)	(9.3)	(1.4)	(76)	(113)	(32.4)	(22.9)
Taxes	(912)	(978)	(6.8)	10.9	(233)	(252)	(7.5)	13.7
Other net operating income (expense)	44	139	(68.7)	(54.4)	39	82	(51.9)	8.4
Gain (loss) on sale of fixed assets	60	574	(89.6)	53.9	(0)	315	c.s.	c.s.
Impairment of goodwill and other assets	(2)	2	c.s.	c.s.	2	2	(2.3)	9.7
Operating income before D&A (OIBDA)	9,439	11,103	(15.0)	5.3	2,549	3,197	(20.3)	6.1
OIBDA Margin	32.3%	36.4%	(4.0 p.p. )	(1.3 p.p. )	34.4%	40.3%	(5.9 p.p. )	(1.4 p.p. )
Depreciation and amortization	(4,634)	(5,088)	(8.9)	1.9	(1,074)	(1,318)	(18.5)	(6.7)
Operating income (OI)	4,805	6,015	(20.1)	8.3	1,475	1,879	(21.5)	16.4

Notes:

•	OIBDA and OI before management and brand fees.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2012	2013
	December	March	June	September	December	% Chg
BRAZIL
Final Clients Accesses	91,345.4	91,064.4	91,335.8	91,907.9	92,730.0	1.5
Fixed telephony accesses (1)	10,642.7	10,550.2	10,563.5	10,624.1	10,747.8	1.0
Internet and data accesses	3,964.3	3,961.0	4,035.2	4,081.8	4,102.0	3.5
Narrowband	137.9	116.5	108.2	105.6	92.1	(33.2)
Broadband (2)	3,748.4	3,767.9	3,852.1	3,898.0	3,936.7	5.0
Other (3)	78.1	76.5	74.9	78.2	73.2	(6.2)
Mobile accesses	76,137.3	75,987.5	76,199.6	76,614.3	77,240.2	1.4
Prepay	57,335.1	56,469.6	55,515.1	54,476.4	53,551.9	(6.6)
Contract	18,802.2	19,517.9	20,684.5	22,138.0	23,688.3	26.0
Pay TV	601.2	565.7	537.5	587.7	640.1	6.5

Wholesale Accesses	24.4	23.1	23.0	19.7	18.8	(22.8)

Total Accesses	91,369.8	91,087.5	91,358.8	91,927.6	92,748.9	1.5

ARGENTINA
Final Clients Accesses	24,121.9	24,781.4	25,706.4	26,985.6	26,636.7	10.4
Fixed telephony accesses (1)	4,762.4	4,765.0	4,786.7	4,819.3	4,833.5	1.5
Fixed wireless	234.6	255.4	283.3	315.6	342.7	46.0
Internet and data accesses	1,755.5	1,772.0	1,806.1	1,835.2	1,848.5	5.3
Narrowband	19.3	16.0	17.4	16.4	12.9	(32.8)
Broadband (2)	1,736.3	1,755.9	1,788.6	1,818.8	1,835.5	5.7
Mobile accesses	17,604.0	18,244.4	19,113.6	20,331.0	19,954.7	13.4
Prepay	11,000.0	11,502.3	12,268.2	13,389.8	12,916.6	17.4
Contract	6,604.0	6,742.1	6,845.5	6,941.3	7,038.1	6.6

Wholesale Accesses	14.1	13.8	14.7	13.9	14.0	(0.4)

Total Accesses	24,136.0	24,795.2	25,721.1	26,999.4	26,650.7	10.4

CHILE
Final Clients Accesses	13,142.1	13,330.8	13,497.8	13,447.4	13,625.2	3.7
Fixed telephony accesses (1)	1,737.9	1,715.0	1,696.2	1,674.5	1,654.2	(4.8)
Internet and data accesses	940.1	945.0	960.0	972.5	977.5	4.0
Narrowband	5.5	10.2	5.3	5.2	5.2	(5.5)
Broadband (2)	932.0	932.3	952.2	964.9	969.9	4.1
Other (3)	2.5	2.5	2.5	2.4	2.4	(6.5)
Mobile accesses	10,040.1	10,229.0	10,377.1	10,319.8	10,490.3	4.5
Prepay	7,385.0	7,624.9	7,722.9	7,656.1	7,806.5	5.7
Contract	2,655.1	2,604.1	2,654.2	2,663.8	2,683.8	1.1
Pay TV	424.0	441.8	464.5	480.5	503.2	18.7

Wholesale Accesses	4.9	4.8	4.8	4.8	5.0	2.6

Total Accesses	13,147.0	13,335.6	13,502.6	13,452.2	13,630.2	3.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2012	2013
	December	March	June	September	December	% Chg
PERU
Final Clients Accesses	20,299.5	20,268.0	20,548.6	20,896.9	20,897.6	2.9
Fixed telephony accesses (1)	2,883.4	2,874.0	2,872.6	2,844.2	2,801.5	(2.8)
Fixed wireless	580.3	346.4	339.4	328.8	313.5	(46.0)
Internet and data accesses	1,317.6	1,359.8	1,397.4	1,425.5	1,437.1	9.1
Narrowband	8.2	5.5	5.5	5.4	5.0	(38.7)
Broadband (2)	1,288.3	1,333.7	1,371.3	1,399.2	1,411.1	9.5
Other (3)	21.0	20.5	20.7	20.8	21.0	0.0
Mobile accesses	15,196.9	15,126.4	15,366.1	15,722.4	15,762.0	3.7
Prepay	11,555.3	11,303.9	11,310.7	11,385.5	11,258.7	(2.6)
Contract	3,641.6	3,822.5	4,055.4	4,336.8	4,503.3	23.7
Pay TV	901.6	907.8	912.5	904.8	897.1	(0.5)

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	(8.7)

Total Accesses	20,299.9	20,268.4	20,549.0	20,897.2	20,898.0	2.9

COLOMBIA
Final Clients Accesses	14,122.8	14,001.6	14,227.4	14,247.6	14,778.7	4.6
Fixed telephony accesses (1)	1,420.4	1,427.5	1,435.0	1,445.8	1,447.1	1.9
Internet and data accesses	714.0	758.8	798.0	836.2	862.2	20.8
Narrowband	8.5	8.4	8.5	8.5	8.5	(0.0)
Broadband (2)	705.4	750.4	789.5	827.7	853.7	21.0
Mobile accesses	11,703.6	11,516.3	11,680.1	11,633.5	12,121.7	3.6
Prepay	8,675.2	8,446.9	8,490.1	8,369.6	8,818.5	1.7
Contract	3,028.4	3,069.4	3,190.1	3,263.8	3,303.2	9.1
Pay TV	284.8	299.1	314.2	332.1	347.6	22.1

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	14,126.1	14,004.9	14,230.7	14,250.9	14,782.0	4.6

MEXICO
Mobile accesses	19,168.0	19,251.7	19,086.8	19,145.8	20,332.8	6.1
Prepay	17,668.3	17,663.6	17,545.7	17,662.4	18,863.2	6.8
Contract	1,499.7	1,588.1	1,541.1	1,483.4	1,469.7	(2.0)
Fixed wireless	1,158.9	1,259.0	1,403.1	1,476.3	1,558.9	34.5
Total Accesses	20,326.9	20,510.7	20,489.9	20,622.1	21,891.7	7.7

VENEZUELA AND CENTRAL AMERICA (4)
Fixed telephony accesses (2)	1,500.7	1,475.4	1,483.3	1,445.2	1,426.7	(4.9)
Fixed Wireless (5)	1,340.5	1,248.9	1,249.9	1,194.6	1,168.7	(12.8)
Internet and data accesses	41.0	40.7	37.1	36.6	12.4	(69.8)
Narrowband	29.7	29.4	25.8	25.4	1.7	(94.3)
Broadband (2)	4.9	5.0	5.1	5.0	4.7	(3.9)
Other (3)	6.4	6.3	6.2	6.2	6.0	(6.4)
Mobile accesses	19,929.3	19,796.1	20,419.9	21,029.2	21,666.8	8.7
Prepay	18,060.2	17,827.0	18,331.4	18,892.5	19,485.4	7.9
Contract	1,869.1	1,969.1	2,088.4	2,136.7	2,177.0	16.5
Pay TV	215.3	237.9	277.2	337.6	385.6	79.1
Total Accesses	21,686.3	21,550.1	22,217.5	22,848.6	23,491.6	8.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(5)	Fixed wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2012	2013
	December	March	June	September	December	% Chg
ECUADOR
Mobile accesses	4,972.8	4,988.3	5,025.5	5,042.8	5,094.6	2.5
Prepay	4,169.5	4,148.4	4,138.6	4,117.2	4,120.9	(1.2)
Contract	803.3	839.9	886.9	925.6	973.7	21.2
Fixed Wireless	46.9	45.0	52.7	53.4	56.6	20.8
Total Accesses	5,019.6	5,033.3	5,078.2	5,096.1	5,151.3	2.6

URUGUAY
Mobile accesses	1,843.5	1,842.8	1,843.6	1,845.9	1,843.9	0.0
Prepay	1,292.9	1,284.3	1,273.2	1,261.0	1,250.0	(3.3)
Contract	550.6	558.5	570.4	584.9	593.9	7.9
Total Accesses	1,843.5	1,842.8	1,843.6	1,845.9	1,843.9	0.0

TELEFÓNICA LATINOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012	2013
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
BRAZIL
Traffic (Million minutes) (1)	31,062	29,638	29,159	26,203	30,698	n.m.
ARPU (EUR)	8.8	8.5	8.3	7.6	7.6	0.2

ARGENTINA
Traffic (Million minutes)	6,084	5,199	5,536	5,820	5,984	(1.6)
ARPU (EUR)	11.0	10.0	9.6	9.2	8.7	3.7

CHILE
Traffic (Million minutes)	3,475	3,428	3,310	3,264	3,338	(3.9)
ARPU (EUR)	12.1	11.3	11.3	10.5	10.7	(0.5)

PERU
Traffic (Million minutes)	5,592	5,668	5,826	6,160	6,540	16.9
ARPU (EUR)	6.9	6.8	6.7	6.6	6.4	4.6

COLOMBIA
Traffic (Million minutes)	4,563	4,372	5,014	5,432	5,733	25.6
ARPU (EUR)	7.1	6.9	6.8	6.9	6.9	7.3

MEXICO
Traffic (Million minutes)	4,494	4,363	4,620	5,411	6,204	38.1
ARPU (EUR)	5.8	5.2	5.3	5.0	4.9	(10.7)

VENEZUELA AND CENTRAL AMERICA (2)
Traffic (Million minutes)	7,497	7,388	7,923	8,232	8,762	16.9
ARPU (EUR) (3)	14.1	11.0	11.5	11.6	12.1	24.8

ECUADOR
Traffic (Million minutes)	1,062	1,047	1,096	1,147	1,192	12.2
ARPU (EUR)	7.5	7.2	7.5	7.5	7.0	(1.7)

URUGUAY
Traffic (Million minutes)	897	823	848	868	900	0.3
ARPU (EUR)	11.9	11.1	11.0	10.0	10.3	(2.3)

Notes:

•	ARPU calculated as a monthly average of the quarter.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

TELEFÓNICA LATINOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012	2013
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes) (2)	113,955	29,638	58,785	85,000	115,698	n.m.
ARPU (EUR)	8.9	8.5	8.4	8.1	8.0	2.3
ARGENTINA
Traffic (Million minutes)	21,201	5,199	10,735	16,555	22,540	6.3
ARPU (EUR)	11.0	10.0	9.8	9.6	9.4	5.9
CHILE
Traffic (Million minutes)	13,064	3,428	6,737	10,002	13,339	2.1
ARPU (EUR)	12.0	11.3	11.3	11.0	10.9	(4.6)
PERU
Traffic (Million minutes)	21,149	5,668	11,494	17,654	24,193	14.4
ARPU (EUR)	6.7	6.8	6.8	6.7	6.6	4.5
COLOMBIA
Traffic (Million minutes)	17,656	4,372	9,386	14,818	20,551	16.4
ARPU (EUR)	7.0	6.9	6.9	6.9	6.9	5.7
MEXICO
Traffic (Million minutes)	17,746	4,363	8,983	14,394	20,598	16.1
ARPU (EUR)	5.6	5.2	5.3	5.2	5.1	(8.9)
VENEZUELA AND CENTRAL AMERICA (3)
Traffic (Million minutes)	27,536	7,388	15,310	23,542	32,304	17.3
ARPU (EUR) (4)	13.8	11.0	11.2	11.4	11.6	19.5
ECUADOR
Traffic (Million minutes)	4,291	1,047	2,143	3,290	4,482	4.5
ARPU (EUR)	7.5	7.2	7.3	7.4	7.3	(0.2)
URUGUAY
Traffic (Million minutes)	3,403	823	1,672	2,539	3,440	1.1
ARPU (EUR)	10.8	11.1	11.1	10.7	10.6	1.7

Notes:

•	ARPU calculated as a monthly average of the quarter for each period.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - December				October - December
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
BRAZIL
Revenues	12,217	13,618	(10.3)	2.2	2,941	3,366	(12.6)	1.3
Wireless Business	8,092	8,573	(5.6)	7.5	1,982	2,203	(10.0)	4.5
Mobile service revenues	7,608	8,167	(6.8)	6.1	1,873	2,062	(9.2)	5.3
Data revenues	2,259	2,130	6.1	20.9	572	554	3.1	19.5
Handset revenues	484	407	18.9	35.4	109	141	(22.6)	(7.6)
Wireline Business	4,125	5,045	(18.2)	(6.8)	960	1,164	(17.5)	(4.6)
FBB and new services (1)	1,540	1,742	(11.6)	0.7	371	413	(10.2)	3.8
Voice & Access Revenues	2,545	3,254	(21.8)	(10.9)	579	740	(21.7)	(9.4)
Other	40	49	(18.6)	(7.3)	10	11	(9.8)	3.5
OIBDA	3,940	5,161	(23.7)	(13.0)	1,049	1,487	(29.5)	(18.1)
OIBDA margin	32.3%	37.9%	(5.6 p.p. )		35.7%	44.2%	(8.5 p.p. )
CapEx (2)	2,127	2,444	(13.0)	(0.9)	740	1,110	(33.3)	(22.3)
OpCF (OIBDA-CapEx) (2)	1,813	2,717	(33.3)	(24.0)	309	378	(18.1)	(6.9)
ARGENTINA
Revenues	3,681	3,697	(0.4)	23.2	920	966	(4.7)	24.9
Wireless Business	2,470	2,431	1.6	25.8	625	648	(3.5)	26.3
Mobile service revenues	2,154	2,200	(2.1)	21.2	539	580	(7.0)	21.9
Data revenues	1,023	968	5.7	30.8	250	260	(3.6)	26.9
Handset revenues	316	231	36.9	69.4	86	69	25.9	64.4
Wireline Business	1,332	1,390	(4.2)	18.6	325	350	(7.0)	21.8
FBB and new services (1)	669	640	4.5	29.4	172	166	3.4	34.8
Voice & Access Revenues	610	706	(13.6)	7.0	139	172	(19.1)	6.8
Other	53	44	19.2	47.6	14	11	24.2	60.9
OIBDA	977	1,076	(9.2)	12.4	282	308	(8.4)	18.5
OIBDA margin (3)	26.1%	28.5%	(2.5 p.p. )		30.1%	31.4%	(1.3 p.p. )
CapEx	574	519	10.6	36.9	220	229	(3.7)	23.6
OpCF (OIBDA-CapEx)	403	557	(27.6)	(10.5)	62	79	(21.8)	5.0
CHILE
Revenues	2,483	2,569	(3.3)	1.6	614	683	(10.1)	1.5
Wireless Business	1,534	1,559	(1.6)	3.4	376	416	(9.6)	2.1
Mobile service revenues	1,385	1,429	(3.1)	1.8	345	368	(6.3)	5.8
Data revenues	281	272	3.3	8.5	69	69	0.7	13.7
Handset revenues	149	130	14.4	20.2	31	48	(35.0)	(25.9)
Wireline Business	1,049	1,113	(5.8)	(1.0)	265	292	(9.3)	2.2
FBB and new services (1)	594	577	2.8	8.0	153	157	(2.2)	10.0
Voice & Access Revenues	432	507	(14.7)	(10.4)	107	129	(17.0)	(6.3)
Other	23	29	(19.9)	(15.8)	5	7	(27.1)	(16.6)
OIBDA	818	1,033	(20.8)	(16.8)	207	271	(23.5)	(13.8)
OIBDA margin	32.9%	40.2%	(7.3 p.p. )		33.8%	39.7%	(5.9 p.p. )
CapEx	488	606	(19.5)	(15.4)	156	205	(23.8)	(15.8)
OpCF (OIBDA-CapEx)	330	427	(22.7)	(18.8)	51	66	(22.5)	(7.5)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	CapEx includes 185 million euros from the spectrum acquired in 2013 and 420 million euros in the fourth quarter of 2012.
(3)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - December				October - December
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
PERU
Revenues	2,454	2,400	2.3	8.1	607	619	(1.9)	10.6
Wireless Business (1)	1,393	1,314	6.0	12.1	346	340	1.6	14.5
Mobile service revenues (1)	1,220	1,164	4.8	10.8	303	302	0.6	13.3
Data revenues	265	206	28.4	35.8	73	59	24.4	39.1
Handset revenues	174	151	15.2	21.8	43	39	9.9	23.8
Wireline Business	1,239	1,226	1.1	6.9	308	317	(2.9)	9.4
FBB and new services (2)	807	738	9.3	15.5	206	195	5.4	18.5
Voice & Access Revenues	413	463	(10.8)	(5.6)	98	116	(15.3)	(4.2)
Other	19	24	(20.4)	(15.9)	4	7	(33.6)	(24.7)
OIBDA	875	909	(3.7)	1.8	221	257	(14.3)	(3.7)
OIBDA margin	35.6%	37.9%	(2.2 p.p. )		36.3%	41.6%	(5.3 p.p. )
CapEx (3)	479	378	26.8	34.1	273	146	87.4	102.0
OpCF (OIBDA-CapEx) (3)	396	531	(25.5)	(21.2)	(53)	112	(147.2)	(142.7)
COLOMBIA
Revenues	1,705	1,765	(3.4)	3.7	432	441	(2.1)	8.5
Wireless Business	1,052	1,069	(1.6)	5.7	265	270	(1.6)	11.4
Mobile service revenues	969	994	(2.5)	4.6	248	250	(0.7)	10.0
Data revenues	240	242	(1.1)	6.2	54	62	(11.6)	8.7
Handset revenues	84	75	10.9	19.1	23	20	16.5	28.5
Wireline Business	652	695	(6.2)	0.7	161	171	(6.3)	4.0
FBB and new services (2)	349	355	(1.8)	5.5	88	91	(3.1)	7.5
Voice & Access Revenues	300	338	(11.2)	(4.6)	72	80	(10.0)	(0.1)
Other	3	2	65.9	78.1	1	1	5.5	17.6
OIBDA	580	607	(4.6)	2.5	153	164	(7.3)	2.7
OIBDA margin	34.0%	34.4%	(0.4 p.p. )		35.3%	37.3%	(2.0 p.p. )
CapEx (4)	457	352	29.9	39.5	257	188	36.3	47.5
OpCF (OIBDA-CapEx) (4)	123	256	(52.0)	(48.5)	(104)	(24)	n.m.	n.m.
MEXICO
Revenues	1,580	1,596	(1.0)	(0.8)	402	421	(4.7)	0.3
Mobile service revenues	1,340	1,416	(5.3)	(5.1)	330	366	(9.9)	(5.0)
Data revenues	375	469	(20.1)	(19.9)	83	111	(25.3)	(20.6)
Handset revenues	240	180	33.1	33.3	72	55	30.1	35.5
OIBDA	266	432	(38.3)	(38.2)	60	132	(54.9)	(52.2)
OIBDA margin	16.9%	27.0%	(10.2 p.p. )		14.9%	31.4%	(16.5 p.p. )
CapEx	242	427	(43.3)	(43.2)	118	268	(56.0)	(55.1)
OpCF (OIBDA-CapEx)	24	5	n.m.	n.m.	(58)	(135)	(57.0)	(58.0)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes revenues from fixed wireless.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	CapEx includes 120 million euros from the spectrum acquired in the fourth quarter of 2013.
(4)	CapEx includes 109 million euros from the spectrum acquired in the fourth quarter of 2013.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - December				October - December
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
VENEZUELA AND CENTRAL AMERICA (1) (2)
Revenues	4,228	4,009	5.5	38.7	1,281	1,208	6.1	39.4
Mobile service revenues	3,738	3,581	4.4	34.6	1,153	1,087	6.0	36.2
Data revenues (3)	1,117	1,190	(6.1)	32.7	300	325	(7.8)	21.9
Handset revenues	490	428	14.4	70.8	129	121	6.5	60.3
OIBDA	1,739	1,640	6.0	43.8	558	530	5.3	39.5
OIBDA margin	41.1%	40.9%	0.2 p.p.		43.5%	43.9%	(0.3 p.p. )
CapEx (4)	739	594	24.3	75.2	357	257	38.6	103.4
OpCF (OIBDA-CapEx) (4)	1,000	1,046	(4.4)	26.6	201	273	(26.2)	(22.5)
ECUADOR
Revenues	505	491	2.8	6.2	122	127	(3.7)	1.1
Mobile service revenues	460	443	3.7	7.2	113	115	(1.9)	3.0
Data revenues	145	135	6.9	10.5	36	35	2.8	7.9
Handset revenues	45	48	(5.8)	(2.7)	9	12	(21.0)	(16.7)
OIBDA	182	176	3.4	6.9	47	46	2.6	7.5
OIBDA margin	36.1%	35.9%	0.2 p.p.		38.7%	36.3%	2.4 p.p.
CapEx	94	85	10.0	13.7	45	40	12.6	16.9
OpCF (OIBDA-CapEx)	89	91	(2.7)	0.5	2	6	(65.6)	(54.0)
URUGUAY
Revenues	256	254	1.0	4.9	63	69	(9.8)	2.2
Mobile service revenues	244	243	0.4	4.3	59	67	(10.6)	1.3
Data revenues	93	89	3.9	7.9	22	25	(10.2)	1.9
Handset revenues	13	11	14.2	18.6	3	3	7.8	22.0
OIBDA	105	114	(7.7)	(4.2)	27	32	(15.0)	(4.1)
OIBDA margin	40.9%	44.8%	(3.9 p.p. )		42.8%	45.4%	(2.6 p.p. )
CapEx (5)	46	28	65.3	71.7	8	18	(57.7)	(50.7)
OpCF (OIBDA-CapEx) (5)	59	86	(31.4)	(28.8)	19	13	42.7	60.7

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2012, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	CapEx includes 34 million euros from the spectrum acquired in the third quarter of 2012 in Venezuela and 5 million euros in Nicaragua in the first quarter of 2012.
(5)	CapEx includes 22 million euros from the spectrum acquired in the first quarter of 2013.

03

TELEFÓNICA EUROPE1

Telefónica Europe executed its transformation strategy towards a more sustainable business model in 2013, in a very dynamic and competitive market environment. Against this backdrop, the Company has been able to enhance its competitiveness, accelerate its commercial momentum and, despite the pressure on revenues, to improve efficiency and profitability levels, thanks to its on-going efforts on simplification and costs reduction.

2013 was a key year in the renewal of Telefónica Europe’s commercial offer, with the launch of simple and innovative tariffs, focused on the capture of data growth, both in the fixed (fibre) and mobile (4G) businesses. In this context, it should be highlighted the consolidation of “Movistar Fusión” as the driver of recovery in Spain, the commitment on “Refresh” to increase the offer rationality and improve the distribution channels dynamics in the United Kingdom, and the boost of “O2 Blue All-in” tariffs in Germany as the basis for the growth in mobile data.

As a result, commercial activity showed an improvement in the fourth quarter of 2013, especially in Spain, following the launching of the higher-value proposition at the end of September and the successful Christmas campaign. Another highlight was the solid performance of the mobile contract segment in the rest of European operations, driven by the growing penetration of smartphones, the adoption of data tariffs and the development of 4G services.

On the other hand, in 2013 Telefónica Europe’s portfolio was reshaped through the sale of operations in the Czech Republic, completed in January 2014 after obtaining regulatory approval, and in Ireland, and with the announcement of the acquisition of E-Plus by Telefónica Deutschland to form a leading operator in the major European market.

4G services penetration increase in the United Kingdom and Germany, and the acceleration in the deployment of fibre and Pay TV in Spain will be the main pillars of growth in 2014.

Total accesses stood at 101.6 million at the end of December (-2% year-on-year) impacted by the disposal of assets relating to the fixed consumer business in Telefónica UK in the second quarter of 2013 (720 thousand accesses) and the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in the Czech Republic.

•	Mobile accesses totalled 70.2 million at year end (-1% year-on-year) with the contract segment continuing to increase its weight over the total (61% of the base; +1 percentage points vs. 2012). Quarterly contract net additions maintained a positive evolution to reach 149 thousand, despite the extraordinary disconnection of accesses in the business segment in Telefónica Germany as well as a change of platform in some partners. Net contract additions in the year totalled 772 thousand (excluding the disconnection of inactive customers in the Czech Republic).

•	Total net mobile loss in 2013, excluding disconnections in the Czech Republic, stood at 427 thousand accesses (-293 thousand in the fourth quarter) due to the loss of prepay customers.

•	Mobile broadband accesses continued to post a solid performance and totalled 29.2 million at the end of the quarter (+15% year-on-year growth), driven by growing data demand and the strong increase in smartphones adoption (42% penetration to December; +7 percentage points year-on-year).

•	Retail fixed telephony accesses fell by 7%, year-on-year, to reach 14.8 million at year end; affected by the disposal of assets in the fixed business in Telefónica UK in the second quarter (-209 thousand accesses).

[1]	Organic growth: In financial terms, it assumes constant average exchange rates of 2012, the sale of non-strategic towers in Spain, the value adjustment of Telefónica Ireland and Telefónica Czech Republic. CapEx excludes spectrum investments.

•	Retail fixed broadband accesses fell to 9.0 million at year end (-6% year-on-year), also impacted by the above mentioned effect in the UK business (-511 thousand accesses). However, in the fourth quarter there was a change in the trend of net adds (+9 thousand vs. -13 thousand in the third quarter) driven by strong growth in fibre in Spain.

It should be noted that from May 1st, 2013 Telefónica Europe excludes the financial results of Telefónica UK’s fixed consumer business.

Revenues totalled 26,840 million euros, 8.6% down on 2012 in organic terms (-10.6% reported). In the fourth quarter revenues posted a lower decline of 7.9% year-on-year in organic terms (-10.0% in reported terms).

Excluding the impact of regulation (mobile termination and roaming rates cuts), revenues fell by 6.4% year-on-year in 2013 and by 6.0% in the fourth quarter in organic terms.

Mobile data revenues accounted for 45% of mobile service revenues in 2013 (+4 percentage points vs. 2012), virtually flat year-on-year (-0.5% in organic terms, -1.5% in the quarter). However, non-SMS data revenues in 2013 grew by 9.1% year-on-year in organic terms (+6.6% in the quarter), driven by mobile data tariffs. As a result, non-SMS data revenues represent 64% of total data revenues at year end 2013 (+6 percentage points year-on-year).

Operating expenses amounted to 17,607 million euros in 2013, 8.6% less than in 2012 in organic terms (-11.1% reported) and reflect the introduction of various efficiency programmes associated with resource optimisation and simplification of the operating model. In the fourth quarter, the pace of year-on-year decline in costs eased (-4.4% organic; -7.1% reported), mainly due to higher costs related with the strong increase in commercial activity during the quarter. Breakdown by components:

•	Supplies declined 10.6% year-on-year in organic terms in 2013, mainly due to lower interconnection costs and, to a lesser extent the new commercial strategy of subsidies in Spain. In the fourth quarter, supplies fell 6.8% in organic terms.

•	Personnel expenses dropped by 2.9% in organic terms compared with January-December 2012, as a result of the savings obtained from the restructuring programmes in Spain, Czech Republic and the UK. However, in the fourth quarter they rose by 1.2%, impacted by the change in the pension plan model in the United Kingdom in the fourth quarter of 2012 (94 million euros).

Regarding restructuring expenses, 62 million euros were booked in 2013 (UK: 8 million euros in the first quarter and 40 million euros in the second quarter; Czech Republic: 14 million euros in the first quarter) vs. 16 million euros in 2012 (Czech Republic: 7 million euros in the first quarter and 2 million euros in the second quarter, and Ireland: 1 million euros in the first quarter and 6 million euros in the second quarter).

•	Subcontract expenses fell 8.8% year-on-year in 2013 in organic terms reflecting the reduction of commercial costs and savings in IT and networks. In the fourth quarter their year-on-year declined slowed to 2.9%, mainly due to lower commercial cost savings in Spain (more homogeneous year-on-year comparison regarding the commercial model).

OIBDA reached 9,917 million euros in January-December, down 5.2% year-on-year in organic terms (-3.0% reported) and 6.4% in the fourth quarter (+11.0% reported).

OIBDA in 2013 was affected by:i) the capital gain from the disposal of non-strategic towers and the recognition of Universal Service in Spain (70 million euros and 7 million euros in the fourth quarter, respectively); ii) the capital gain from the sale of assets in Germany (76 million euros in the fourth quarter); iii) the value adjustment of Telefónica Czech Republic (-176 million euros in 2013; -120 million euros in the fourth quarter); iv) the value adjustment of Telefónica Ireland (-16 million euros in the second quarter); v) the capital gain from the disposal of assets relating to the fixed consumer business in the UK (83 million euros in the second quarter of 2013), vi) the gain associated with a network sharing agreement in the Czech Republic (25 million euros in the fourth quarter) and vii) the restructuring expenses mentioned above.

With respect to 2012, OIBDA was impacted by:i) the capital gain from the sale of non-strategic towers in Spain (28, 16 and 16 million euros in the first, third and fourth quarter respectively) and from the sale of applications (18 million euros in the second quarter); ii) the disposal of non-strategic assets in the Czech Republic (9 million euros in the first quarter); iii) the value adjustment for the impairment of goodwill in Telefónica Ireland (-527 million euros in the fourth quarter); iv) the Universal Service in Spain (9 million euros in the fourth quarter) and v) the aforementioned restructuring expenses and the change in the pension plan in UK.

OIBDA margin for the period January-December was 36.9%, and for October-December 37.8%, showing a year-on-year improvement in organic terms of 1.3 percentage points and 0.6 percentage points, as a result of strict cost control and the operating model transformation, in spite of the pressure on revenues.

CapEx amounted to 3,872 million euros in 2013 and included the acquisition of spectrum in the UK (719 million euros) and the extension of spectrum licences in Spain (69 million euros). In organic terms, CapEx fell 7.7% vs. 2012, reflecting the prioritisation in investment allocation, with a notable increase taking place in growth services such as fibre, 3G and 4G, the cost savings from network sharing agreements and a higher efficiency level.

Operating cash flow (OIBDA-CapEx) reached 6,045 million euros in January-December (-4.1% in organic terms).

Telefónica España

Telefónica España’s 2013 results confirm the gradual recovery of the business, underpinned by the deep transformation process undertaken by the Company, allowing it to strengthen its competitive positioning, maintain its market leadership and improve its financial and commercial performance. Throughout 2013 revenues stabilised the pace of year-on-year decline and profitability remained high, amid a very competitive backdrop in which convergence continues to lead market dynamics.

Commercial activity intensified in the final quarter of the year, in particular in fibre and pay TV, key differentiation drivers in Telefónica España’s offer. In the fourth quarter, fibre and pay TV net additions reached record high levels (100 thousand and 63 thousand customers, respectively), reflecting the success of the new portfolio, focused on increasing the value for the customer, and of the Christmas campaign to attract new customers with “Movistar TV” (from 1 December to 31 January all customers subscribing “Movistar Fusión” or an additional mobile line enjoyed the complete “Movistar TV” package free of charge until May 2014).

This improved commercial performance was also reflected in the mobile contract segment, particularly in mobile portability, which improved despite the high competition and the strategy of eliminating mobile handset subsidies.

At the end of 2013, “Movistar Fusión” reached 2.9 million customers, and more than one million additional mobile lines, which in the consumer segment accounted for 52% of fixed broadband and 45% of mobile contract customers. Noteworthy another quarter was the continued improvement in the percentage of new customers and/or customers taking new services, reaching 64% of “Movistar Fusión” gross additions and reflecting the positive impact of the Company’s convergent offer on the capture of new services (30% in the same quarter of 2012). On the other hand, it is worth to mention that “Movistar Fusión” customers’ churn is also lower than the average for the rest of services.

However, the improvement in commercial activity was progressive along the quarter, so its impact is not entirely reflected in the fourth quarter financial performance.

Total revenues fell by 11.9% year-on-year in the fourth quarter and by 13.6% in 2013, maintaining the stabilisation trend in the year-on-year decline compared with the previous quarter, and reflecting the increased commercial activity and the lower decline in mobile handset revenues.

The OIBDA margin stood at 50.2% in the last quarter and 48.9% in January-December, up respectively 1.2 percentage points and 3.3 percentage points year-on-year in organic terms (excluding tower sales), thanks to the benefits and savings derived from the Company’s transformation process (simplification of the commercial and operating model, improvement in service quality and customer satisfaction, containment of personnel expenses and benefits of Telefónica’s scale).

At the end of 2013, Telefónica España managed 41.7 million accesses (-4% year-on-year). In the fixed business it should be highlighted:

•	Retail fixed telephony accesses (-5% year-on-year) posted a quarterly net loss of 171 thousand accesses, slightly higher than the loss registered in the same quarter of 2012, impacted by the intense competition in the market.

•	Retail fixed broadband accesses grew 2% year-on-year in 2013, with net additions of 35 thousand in the fourth quarter, doubling previous quarter figure thanks to a higher volume of gross additions (+16% quarter-on-quarter), fostered by the strong take-up of the new portfolio and the Christmas campaign. As such, gross additions positive performance along with churn improvement (1.6% in 2013 and 1.7% in the fourth quarter, down 0.2 percentage points year-on-year in both cases) led net additions to total 137 thousand customers in the year (+36% year-on-year).

Fibre customers posted record growth in the fourth quarter, with net additions of 100 thousand customers. As a result, the number of households connected reached 594 thousand at the end of December, virtually double the number in 2012 and accounting for 17% of households passed with this technology (3.5 million). The Company’s strategic focus on the acceleration of fibre rollout as the key lever to drive differentiation and growth in 2014, is reflected in its target of achieving 7.1 million households passed by the end of the year. Fibre customers have 1.5 times higher ARPU than ADSL customers and a higher level of customer satisfaction, and therefore a lower churn rate (0.5 times).

Effective broadband ARPU stood at 25.5 euros in 2013 (-8.9% year-on-year; -10.2% in October-December). ARPU performance in the fourth quarter was impacted by the Christmas campaign, which offered for free “Movistar TV”. Note that since the launch of “Movistar Fusión”, the ARPU of individual services is less representative, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

•	Pay TV accesses (673 thousand) showed a significant improvement in the fourth quarter, reversing a downward trend and posting a quarterly positive net addition for the first time in 2013 of 63 thousand customers, underpinned by the successful Christmas campaign aimed at boosting the uptake of this service.

Highlights at the wireless business:

Total mobile accesses stood at 19.0 million (-8% year-on-year), with the contract segment now accounting for 78% of the total (+3 percentage points year-on-year) and smartphone penetration reaching 50% of the mobile access base (+12 percentage points year-on-year).

The contract net loss in the fourth quarter improved significantly (-129 thousand accesses; -29% year-on-year; -11% quarter-on-quarter) and was the smallest in 2013 due to the better portability trend and the higher customer gross additions. The portability balance narrowed to -159 thousand accesses (-211 thousand in the third quarter), thanks to the success of the new portfolio (4G services, a new offer for the average market segment for 20 euros/month) and the Christmas campaign, which boosted the number of additional mobile lines contracted.

Total churn stood at 2.3% in the fourth quarter and at 2.2% in 2013, stable year-on-year. Contract churn stood at 1.9% in both the fourth quarter and in 2013 (stable year-on-year; +0.2 percentage points year-on-year respectively).

ARPU in the fourth quarter declined by 17.0% year-on-year (-18.8% in the third quarter), impacted by the 60% cut in the mobile termination rate since 1 July, additional to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The performance of ARPU also reflected lower customer usage and the lower prices of the new tariff portfolio. The smaller year-on-year decline in ARPU compared with the third quarter is due to a more homogeneous year-on-year comparison following the launch of “Movistar Fusión” in October 2012. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Revenues at Telefónica España amounted to 12,959 million euros, down 13.6% vs. 2012, partly as a result of the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012. In the fourth quarter, revenue year-on-year performance improved slightly (-11.9%), mainly due to a lower decline in handset revenues (-13.0%), which reflected a more homogeneous year-on-year comparison, and the better revenue performance in the fixed business.

Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2%), with the pace of year-on-year decline stabilising in the final quarter (-11.8%). Excluding the impact of regulation (interconnection and roaming), these revenues fell 9.6% year-on-year both in the year and in the fourth quarter.

•	Fixed line revenues fell by 7.1% year-on-year in 2013 and 4.8% in the last quarter, reducing their pace of year-on-year decline for the fourth quarter in a row, on the back of the improved commercial activity, especially in fibre. The fourth quarter of 2013 includes the booking of Universal Service revenues of 19 million euros (31 million euros in the fourth quarter of 2012).

•	Mobile business revenues declined 20.8% year-on-year in January-December and 18.9% in the fourth quarter, posting a slight improvement vs. the previous quarter (-19.7% year-on-year) thanks to the improved performance of handset revenues (more homogeneous year-on-year comparison).

Mobile service revenues declined by 16.0% year-on-year vs. 2012 and by 19.8% in the fourth quarter, a slightly worse performance than in the previous quarter (-18.3% year-on-year), mainly due to the lower impact from the loyalty programme savings, though this impact was offset by the smaller decline of handset revenues in the quarter.

Operating expenses amounted to 7,042 million euros in 2013, down 17.6% year-on-year (-11.5% in the fourth quarter), on the back of a noteworthy continued reduction in commercial costs (-31.3% year-on-year) mainly as a result of the elimination of handset subsidies and other savings from the various efficiency improvement programmes. In the fourth quarter, commercial costs fell by 20.8% year-on-year, reflecting a more homogeneous year-on-year comparison following the change in the Company’s commercial model and the more intense commercial effort in the period.

Breakdown by components:

•	Supplies (2,486 million euros) fell by 23.9% vs. 2012 due to lower mobile handset costs as a consequence of the new commercial policy and lower mobile interconnection costs. In the fourth quarter supplies fell by 14.2% year-on-year, reflecting a higher handset and content cost.

•	Subcontract expenses (2,033 million euros) up to December fell by 20.9%, reflecting lower commercial expenses and the savings from the Company’s simplification, as well as the redefinition of the distribution channel and call centres and the insourcing of activities. In the fourth quarter the pace of decline eased (-11.5% year-on-year), reflecting increased commercial costs associated with advertising and commissions, and the improved operating performance.

•	Personnel expenses in January-December totalled 2,113 million euros, down 6.1% year-on-year (-7.2% in the quarter) as a result of the savings derived from the redundancy programme (171 million euros, 45 million euros in the quarter) and from the temporary suspension of the Company’s contribution to the pension plan since April (63 million euros, 19 million euros in the quarter). The quarterly performance is impacted by the higher number of employees that left the Company compared with previous quarters. At the end of December, Telefónica España’s headcount totalled 29,764 employees (-5.3% year-on-year).

OIBDA in 2013 totalled 6,340 million euros, down 7.2% year-on-year in organic terms, reaching an OIBDA margin of 48.9% (+3.3 percentage points year-on-year in organic terms) despite the pressure on revenues. In the fourth quarter, the OIBDA fell by 9.6% in organic terms and the OIBDA margin stood at 50.2% (+1.2 percentage points year-on-year in organic terms).

It should be noted that the year-on-year performance of OIBDA was affected by the sale of non-strategic towers for 70 million euros in the fourth quarter of 2013 in comparison with 60 million euros in 2012 (28, 16 and 16 million euros in the first, third and fourth quarter respectively); by the Universal Service in the fourth quarter of this year (7 million euros) and of 2012 (9 million euros); and by the sale of applications in the second quarter of 2012 (18 million euros).

CapEx amounted to 1,529 million euros in 2013 (-13.6% year-on-year in organic terms), reflecting the high level of investment efficiency, as a result of the improvements in quality indexes, the reduction of complaints (-63% year-on-year) and the enhanced efficiency in IT. However, CapEx grew by 21.2% year-on-year in the fourth quarter due to the acceleration in the rollout of fibre, and the boost of LTE deployment to cover around 40% of the population at the end of 2013. Both services are key differentiation drivers for Telefónica España’s offer in 2014.

In organic terms, the extension of spectrum licenses for the 900 MHz band, booked in the second and third quarters of 2013 (65 and 4 million euros, respectively) is excluded.

Operating cash flow (OIBDA-CapEx) totalled 4,811 million euros in 2013, down 5.0% year-on-year in organic terms.

Telefónica UK (year-on-year changes in local currency)

In the fourth quarter of 2013, Telefónica UK posted another set of strong commercial results. Contract net additions maintained a solid momentum driven by the success of the “Refresh” proposition, enabling Telefónica UK to differentiate itself in a highly competitive market.

Telefónica UK continued working on the deployment of its LTE network reaching 38% outdoor coverage at the end of 2013, keeping the focus on offering an outstanding network experience and an exclusive content proposition to 4G customers. The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), demonstrating the ARPU uplift opportunity of this technology.

Telefónica UK maintained strong commercial traction on the back of the solid momentum of the “Refresh” offer. In the last quarter, 56% of contract commercial activity has been done under the “Refresh” proposition (+3 percentage points quarter-on-quarter). “Refresh” has become the vehicle to move towards a more rational commercial approach while the Company improves distribution dynamics in the market towards more efficient channels.

From the 1st of May 2013, Telefónica UK excludes the financial results of its fixed consumer business (122 million euros in revenues and 3 million euros in OIBDA in the period January-December 2012 vs. 35 million euros of revenues with no relevant OIBDA contribution in January-April 2013).

Total accesses reached 23.9 million at the end of December 2013 (+0.3% year-on-year) despite the impact from the disposal of the fixed assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses).

Operating highlights are:

•	Total mobile customers grew 3% year-on-year to 23.6 million at the end of December driven by the consistent growth of the mobile contract customer base (+8% year-on-year). The contract mix increased 2 percentage points year-on-year to account for 54% of the mobile base.

•	Contract net additions totalled 983 thousand in 2013 (+2% year-on-year) with 222 thousand net additions in the fourth quarter (the eight quarter in a row above the 200 thousand level) driven by solid gross additions (+3% in 2013), despite the highly competitive environment.

•	Contract churn remained at market-leading levels of 1.0% for the fourth consecutive quarter, demonstrating the successful management of its customer base. In 2013, contract churn improved by 0.1 percentage points to 1.0%. Total churn was 0.2 percentage points lower than in the fourth quarter of 2012 to 2.2% and 0.4 percentage points better than in 2012, closing at 2.3%.

•	Smartphone penetration grew 4 percentage points year-on-year and reached 49% by the end of December.

•	Blended ARPU[2] declined 9.7% year-on-year in the fourth quarter and 8.8% year-on-year in 2013, impacted by the “Refresh” model (higher handset revenues are recorded upfront and as a result, impact on lower service revenues). Voice ARPU declined 8.7% year-on-year in the quarter excluding MTRs (-8.4% in the January-December period). Data ARPU was down 7.4% in the fourth quarter (-4.5% year-on-year in 2013).

Revenue grew 0.3% year-on-year in the fourth quarter and decreased slightly in the January-December period (-0.5% year-on-year) to 6,692 million euros. Revenue evolution reflects the disposal of the fixed consumer business, in addition to the contribution of “Refresh” (+5.8 percentage points to revenue growth in the twelve months to December and 8.5 percentage points in the last quarter).

Mobile service revenue totalled 5,461 million euros in 2013, 5.7% lower than a year ago (-6.1% in the fourth quarter). Excluding the impact of mobile termination rate cuts and roaming regulation, as well as the impact of the new commercial model, mobile service revenues would have decreased 0.8% in the fourth quarter year-on-year (-1.3% in 2013), maintaining the improving trend.

Non-SMS data revenue in the quarter decreased 1.0% but showed strong growth of 5.5% year-on-year up to December, accounting for 50% of data revenues (+3 percentage points year-on-year).

Data revenue declined 1.2% year-on-year in the twelve months to December (-3.7% in the fourth quarter). In 2013, data revenue accounted for 53% of mobile service revenues, 2 percentage points higher vs. previous year.

Operating expenses year-on-year declined 1.2% to 5,256 million euros (-3.2% in the fourth quarter). Efficiency accelerated in the last quarter of the year on lower commissions and the benefits of “Refresh” proposition and the outsourcing the customer service activities in the first quarter of 2013. Expenses during 2013 were affected by restructuring expenses (40 million euros recorded in the second quarter and 8 million euros in the first quarter).

OIBDA grew 7.0% year-on-year in 2013 and totalled 1,637 million euros (+11.8% year-on-year in the fourth quarter). Year-on-year evolution is positively affected by the capital gain of 83 million euros from the fixed consumer business disposal recorded in the second quarter and negatively impacted by restructuring expenses previously mentioned. In addition, OIBDA performance reflects the acceleration in the accounting of handset sales from “Refresh” model, partially mitigated by the negative impact from higher upfront commercial costs of moving volumes towards direct channels.

As a result, OIBDA margin stood at 25.4% in the fourth quarter (+2.6 percentage points year-on-year) and 24.5% in the twelve months to December (+1.7 percentage points year-on-year).

CapEx amounted to 1,385 million euros up to December (-6.7% year-on-year excluding spectrum acquisition of 719 million euros).

Operating cash-flow (OIBDA-CapEx) totalled 252 million euros in 2013 (+19.0% excluding the spectrum acquisition).

Telefónica Deutschland

The German mobile market remained very dynamic and competitive, with differentiated value propositions across segments, channels and regions and increasing commercial spend.

[2]	Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

In the fourth quarter of 2013, the Company continued pushing data monetisation within its innovative multibrand and data centric strategy. At the same time, the Company continued the densification of its mobile data networks while accelerating the deployment of LTE.

Telefónica Germany’s total access base reached 25.2 million at the end of December 2013, decreasing 1% year-on-year.

Main operating highlights are:

•	Contract customer base grew 2% year-on-year driving mobile accesses to 19.4 million (+1% year-on-year) and contract mix improved 1 percentage point year-on-year to 53%.

•	Smartphone penetration reached 31% at the end of 2013 (+5 percentage points year-on-year), with an encouraging adoption of LTE-enabled handsets (approximately 80% of total shipments in the fourth quarter vs. 55% in the third quarter).

•	Total net additions amounted 101 thousand in 2013 and -175 thousand in the fourth quarter. Contract net additions reached 178 thousand in 2013 (-30 thousand in the fourth quarter, affected by the disconnection of customers in the business segment as well as a change of platform in some partners). Prepay net losses totalled -76 thousand in 2013 and -146 thousand in the quarter due to usual seasonal behaviours in the segment.

•	Contract churn was affected by the above mentioned impacts in the October-December period and reached 2.1% in the fourth quarter (+0.6 percentage points year-on-year), driving 2013 churn to 1.6% (+0.1 percentage points year-on-year). Prepay churn was 3.6% in the quarter (+0.1 percentage points year-on-year) and 3.2% in 2013 (+0.2 percentage points vs. 2012).

•	Mobile ARPU declined 7.9% year-on-year in 2013 (-8.0% in the fourth quarter). Excluding mobile termination rate cuts, ARPU declined 4.3% in 2013 and 5.1% in the quarter, on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

•	Data ARPU grew 0.7% in the year (+0.3% year-on-year in the fourth quarter) despite the negative impact of further deceleration in SMS volumes, while voice ARPU maintained its trend, declining -14.9% year-on-year, both in the year and in the quarter, on the back of regulatory impacts and customers renewing their tariffs to current price points.

•	Retail broadband fixed internet accesses amounted to 2.2 million at the end of December (-6% year-on-year), declining by 22 thousand in the fourth quarter, but maintaining their improving trend vs. previous quarters (-29 thousand in the third quarter, -40 thousand in the second quarter) showing the good acceptance of the new “O2 DSL All-in” portfolio and the increasing customer demand for speed.

Revenues up to December totalled 4,914 million euros (-5.7% year-on year; -7.4% year-on-year in the fourth quarter). Excluding the impact from mobile termination rate cuts, revenues declined 3.5% in 2013 and 5.7% in the fourth quarter, continuing previous quarters trends with on-going headwinds coming from customer base repositioning and the acceleration of SMS volume decline.

Mobile service revenue reached 2,989 million euros in 2013 (-5.2% year-on-year; -6.3% year-on-year in the fourth quarter). Excluding mobile termination rate cuts, mobile service revenue declined by 1.5% in 2013 (-3.4% in the fourth quarter) explained by the previously mentioned impacts from tariff migrations and lower SMS volumes, not fully offset by the further expansion of mobile data business.

Non-SMS data revenue grew 21.7% year-on-year in 2013 and 18.6% year-on-year in the fourth quarter, representing 67% of total data revenues in 2013 (+10 percentage points year-on-year). As a result, mobile data revenues grew 3.7% in the year (+2.1% in October-December period), accounting for 48% of 2013 mobile service revenues (+4 percentage points year-on-year).

Handset revenues decreased by 1.4% year-on-year in 2013 and by 8.9% year-on-year in the fourth quarter. This is mostly explained by the lower number of devices sold in the quarter as well as an increasing share of attractive affordable handsets, including selective bundled offers of selected smartphones with high value mobile data tariffs.

Fixed revenues declined by 9.4% year-on-year in 2013 to reach 1,235 million euros and 9.2% year-on-year in the fourth quarter. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

Operating expenses declined 2.1% year-on-year in 2013 driven by lower interconnection costs for mobile voice and SMS and lower costs associated with the fixed business and declining personnel expenses due to different phasing of activities vs. the previous year. These efficiencies offset higher commercial costs associated with retention activities and promotions.

OIBDA totalled 1,308 million euros in 2013, declining 3.2% year-on-year and growing 6.5% year-on-year in the fourth quarter. The fourth quarter of the year was positively impacted by capital gains obtained from the sale of assets of 76 million euros (46 million euros for fibre assets and 30 million euros for its hosting business Telefónica Online Services). Excluding these effects, OIBDA in the fourth quarter declined by 14.3% year-on-year as a result of revenue flow-through, higher commercial investments and specific handset promotions.

OIBDA margin reached 26.6% in 2013 (+0.7 percentage points year-on-year) and 31.4% in the fourth quarter (+4.1 percentage points year-on-year). Excluding the above mentioned sale of assets, OIBDA margin stood at 25.2% (-2.0 percentage points year-on-year) in the fourth quarter and at 25.1% in 2013 (-0.9 percentage points year-on-year).

CapEx in 2013 totalled 666 million euros, increasing 9.4% compared to 2012, with the Company focusing its efforts on network quality while accelerating investment in LTE network deployment (population coverage above 40% at the end of the year) to support future mobile data growth.

Operating cash flow (OIBDA-CapEx) amounted to 642 million euros in 2013, -13.5% year-on-year (-23.8% year-on-year excluding previously mentioned asset sales).

Telefónica Czech Republic (year-on-year changes in constant currency)

In the fourth quarter of 2013, Telefónica Czech Republic sustained a sound commercial momentum on the back of the success of the “FREE” tariffs together with the delivery of its efficiency agenda execution. Telefónica Slovakia kept its double digit subscriber’s growth and increasing further its contribution to the Group financial performance.

Telefónica Czech Republic and Telefónica Slovakia participated in the LTE auctions that took place in the last quarter, securing the frequencies required to roll-out their new generation LTE network and cope with the future data customers demand. As such, T. Czech Republic acquired 2 blocks in the attractive 800 MHz band and further acquired 3 blocks in the 1800 MHz and 4 blocks in the 2600 MHz band. The total cost of the frequencies was 108 million euros and will enable a fast and efficient expansion of LTE. Meanwhile, Telefónica Slovakia acquired the frequencies in 800 MHz and 1800 MHz band, allowing the Company to build a high speed and high quality LTE network by an amount of 40 million euros.

Total accesses, including Slovakia, totalled 9.3 million at the end of 2013 (+1% year-on-year) affected by the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic.

Operating highlights in the mobile business include:

•	Total mobile customer base in the Czech Republic stood at 5.1 million at the end of the year (stable year-on-year), despite the above mentioned disconnections. The contract base increased its weight over the total base by 0.6 percentage points year-on-year to 63%.

•	Success of the “FREE” tariffs resulted into increasing gross additions in the October-December period (+4% year-on-year) and led to a sequential improvement of contract net additions, which reached 41 thousand (22 thousand in the third quarter) to amount 158 thousand in 2013, when excluding disconnections. Total net additions stood at 133 thousand in the year, excluding the adjustment, and 27 thousand in the fourth quarter, improving vs. previous quarter (-7 thousand) driven by the already commented improvement in contract.

•	The total number of customers in Slovakia maintained its growth trend at 14% reaching 1.5 million customers at the end of 2013, with contract base growing at 17% year-on-year to 50% of the base (+2 percentage points year-on-year). Total net additions in 2013 reached 185 thousand (62% in contract) and 68 thousand in the last quarter (half of them in contract).

•	Smartphone penetration grew 11 percentage points year-on-year to 25% at the end of 2013 in the Czech Republic, with smartphone sales representing 65% of total handset sales in the quarter.

•	Contract churn in the quarter stood at 1.2% (+0.2 percentage points year-on-year) and total churn at 2.1% (+0.3 percentage points year-on-year) in the Czech Republic. In 2013, contract churn totalled 1.4% (+0.4 percentage points year-on-year) affected by the previously mentioned disconnections, driving total churn to 2.2% (+0.4 percentage points year-on-year).

•	ARPU in the Czech Republic improved its trend compared with the previous quarter (-16.9% year-on-year in the fourth quarter vs. -18.7% year-on-year in the third quarter) and declined 16.3% in 2013 mainly explained by the ARPU dilution in the business and consumer segment due to customer optimization and migrations to “FREE” and “Vario” tariffs and the negative impact of mobile termination rate cuts.

Highlights of fixed business were:

•	Fixed telephony accesses losses continued to ease (-23 thousand vs. -26 in the third quarter) to 111 thousand in 2013 and totalled 1.4 million (-7.4% year-on-year).

•	Retail broadband internet accesses stood at 883 thousand at year-end (-1.8% year-on-year). VDSL continued growing and accounted for 87% of addressable xDSL residential base. The number of VDSL customers added 26 thousand in the quarter and 102 thousand in 2013.

•	Pay TV customers grew 10% year-on-year (156 thousand at the end of the year), after accelerating net additions in the last quarter to 8 thousand (vs. 5 thousand in the third quarter) showing the success of the new O2 TV proposition leveraged on the new IPTV platform.

Revenues for the Czech Republic and Slovakia reached 1,818 million euros in 2013 (-6.8% year-on-year; -9.3% in the fourth quarter). Excluding mobile termination rate cuts, quarterly revenues were -6.7% year-on-year and -3.1% in 2013.

Mobile service revenues amounted to 960 million euros in 2013 (-10.1% year-on-year; -12.9% in the fourth quarter). Excluding the impact of regulation, mobile service revenues declined 3.6% year-on-year in 2013 and 8.2% year-on-year in the fourth quarter. Year-on-year performance was affected by an intensification of contract renegotiations in the business segment to “vario tariffs” in an aggressive market and consumer segment further optimization and migration to the attractive “FREE” tariffs. However, these tariffs are fostering mobile data revenue growth, accelerating their year-on-year trend (+9.0% year-on-year in October-December; +5.5% in 2013) on the back of the solid performance of non-SMS data revenues (+33.0% year-on-year in the fourth quarter; +24.9% in 2013).

Fixed revenues totalled 780 million euros in 2013 (-5.2% year-on-year; -8.5% year-on-year in the October-December period) driven mainly by lower ICT and fixed retail voice revenues.

Operating expenses declined 5.3% in 2013 explained by the further benefits of the efficiency agenda, with lower network & IT costs, decreasing personnel expenses as the Group continued its restructuring programme, focused on building leaner and efficient organisational structure and declining spend in commissions and marketing on the back of the simplified business model since the launch of the FREE tariffs.

OIBDA reached 754 million euros in 2013 decreasing by 6.6% year-on-year (+1.4% year-on-year in the quarter). As a result, OIBDA margin totalled 41.5% in 2013 (+0.1 percentage points year-on-year) and 47.8% in the quarter (+5.2 percentage points). It should be highlighted that the first quarter of the year was negatively impacted by restructuring expenses of 14 million euros (9 million euros in the first half of 2012 which was offset by the positive impact of 9 million euros from the sale of non-core assets). In the fourth quarter of 2013 the company recorded a non-recurrent gain from the compensation from T-Mobile for Telefónica’s contribution to network sharing partnership of 25 million euros.

CapEx totalled 218 million up to December (-9.4% year-on-year). The Company continued to direct investments into further capacity expansion, improvement of the quality of its mobile broadband network and growth areas as 3G, LTE, IPTV and VDSL.

Operating cash flow (OIBDA-CapEx) totalled 536 million in 2013 (-5.5% year-on-year).

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Final Clients Accesses	97,575.5	96,861.8	95,885.0	95,775.9	95,300.7	(2.3)
Fixed telephony accesses (1) (2)	15,849.3	15,653.0	15,227.6	15,017.1	14,812.2	(6.5)
Internet and data accesses	10,065.4	10,027.0	9,488.5	9,457.0	9,449.7	(6.1)
Narrowband	444.1	432.1	419.2	401.1	385.3	(13.2)
Broadband (3)	9,576.2	9,548.1	9,027.7	9,014.4	9,023.6	(5.8)
Other (4)	45.1	46.8	41.6	41.5	40.8	(9.4)
Mobile accesses	70,751.5	70,329.6	70,347.6	70,503.4	70,210.2	(0.8)
Prepay	28,680.4	28,229.6	27,954.6	27,922.7	27,480.9	(4.2)
Contract (5)	42,071.1	42,099.9	42,393.0	42,580.6	42,729.2	1.6
Pay TV	909.3	852.2	821.3	798.4	828.6	(8.9)

Wholesale Accesses	5,684.3	5,820.7	5,957.0	6,131.9	6,317.0	11.1

Total Accesses	103,259.8	102,682.5	101,842.0	101,907.8	101,617.7	(1.6)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013
	December	March	June	September	December	% Chg
Prepay percentage (%)	40.5%	40.1%	39.7%	39.6%	39.1%	(1.4 p.p.	)
Contract percentage (%)	59.5%	59.9%	60.3%	60.4%	60.9%	1.4 p.p.
MBB accesses (‘000)	25,499.1	26,321.0	27,352.5	28,130.7	29,219.0	14.6
MBB penetration (%)	36%	37%	39%	40%	42%	5.6 p.p.
Smartphone penetration (%)	35%	37%	39%	40%	42%	7.1 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	Retail circuits other than broadband.
(5)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January -December		% Chg		October - December		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	26,840	30,006	(10.6)	(8.6)	6,739	7,487	(10.0)	(7.9)
Internal exp. capitalized in fixed assets	500	478	4.6	5.9	146	136	7.3	8.5
Operating expenses	(17,607)	(19,807)	(11.1)	(8.6)	(4,457)	(4,796)	(7.1)	(4.4)
Supplies	(8,413)	(9,825)	(14.4)	(10.6)	(2,215)	(2,480)	(10.7)	(6.8)
Personnel expenses	(3,372)	(3,514)	(4.0)	(2.9)	(787)	(786)	0.1	1.2
Subcontracts	(5,253)	(5,854)	(10.3)	(8.8)	(1,285)	(1,345)	(4.4)	(2.9)
Bad debt provision	(220)	(250)	(12.1)	(10.9)	(51)	(67)	(23.1)	(21.5)
Taxes	(349)	(364)	(4.3)	(4.2)	(117)	(117)	0.1	0.3
Other net operating income (expense)	122	(56)	c.s.	c.s.	75	(48)	c.s.	c.s.
Gain (loss) on sale of fixed assets	71	173	(58.8)	74.6	50	75	(33.6)	69.2
Impairment of goodwill and other assets	(10)	(565)	(98.3)	(74.2)	(6)	(560)	(99.0)	(83.2)
Operating income before D&A (OIBDA)	9,917	10,228	(3.0)	(5.2)	2,548	2,295	11.0	(6.4)
OIBDA Margin	36.9%	34.1%	2.9 p.p.	1.3 p.p.	37.8%	30.6%	7.2 p.p.	0.6 p.p.
Depreciation and amortization	(4,706)	(5,014)	(6.2)	(0.8)	(1,042)	(1,249)	(16.6)	(1.9)
Operating income (OI)	5,211	5,214	(0.0)	(9.1)	1,506	1,046	44.0	(10.0)

Notes:

•	OIBDA and OI before management and brand fees.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2012	2013
	December	March	June	September	December	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	38,821.7	38,196.6	37,695.5	37,171.2	36,663.6	(5.6)
Fixed telephony accesses (1)	11,723.0	11,587.2	11,420.3	11,261.3	11,089.8	(5.4)
Naked ADSL	25.0	22.9	22.5	22.4	22.8	(9.1)
Internet and data accesses	5,779.3	5,830.2	5,860.5	5,872.6	5,899.0	2.1
Narrowband	54.0	53.2	50.2	46.1	38.5	(28.7)
Broadband (2)	5,709.3	5,761.7	5,795.6	5,812.3	5,846.8	2.4
Other (3)	16.0	15.3	14.7	14.3	13.7	(14.2)
Mobile accesses	20,608.7	20,119.3	19,782.3	19,428.0	19,002.1	(7.8)
Prepay	5,180.5	4,966.5	4,769.5	4,560.0	4,262.7	(17.7)
Contract	15,428.2	15,152.7	15,012.8	14,867.9	14,739.3	(4.5)
Pay TV	710.7	659.9	632.5	609.3	672.7	(5.4)

Wholesale Accesses	4,396.0	4,502.0	4,626.5	4,792.2	4,990.1	13.5
WLR (4)	481.2	485.9	488.6	506.6	525.8	9.3
Unbundled loops	3,262.0	3,358.1	3,475.3	3,619.0	3,787.1	16.1
Shared ULL	183.5	169.5	157.6	147.3	130.6	(28.9)
Full ULL (5)	3,078.5	3,188.6	3,317.6	3,471.7	3,656.5	18.8
Wholesale ADSL	652.3	657.6	662.2	666.2	676.8	3.8
Other (6)	0.5	0.4	0.4	0.4	0.4	(23.9)

Total Accesses	43,217.8	42,698.6	42,322.0	41,963.3	41,653.6	(3.6)

TELEFÓNICA UK
Final Clients Accesses	23,801.7	23,814.0	23,326.8	23,639.5	23,872.0	0.3
Fixed telephony accesses (1) (7)	377.4	384.5	192.7	198.7	208.2	(44.8)
Internet and data accesses	560.1	519.4	10.4	13.6	14.8	(97.4)
Broadband (8)	560.1	519.4	10.4	13.6	14.8	(97.4)
Mobile accesses	22,864.2	22,910.1	23,123.7	23,427.2	23,649.0	3.4
Prepay	10,962.9	10,758.0	10,680.0	10,764.7	10,764.7	(1.8)
Contract	11,901.3	12,152.1	12,443.7	12,662.4	12,884.3	8.3
Wholesale Accesses	40.5	42.4	36.8	40.7	31.6	(22.1)

Total Accesses	23,842.2	23,856.4	23,363.6	23,680.2	23,903.6	0.3

TELEFÓNICA GERMANY
Final Clients Accesses	24,284.9	24,218.9	24,216.2	24,306.2	24,042.0	(1.0)
Fixed telephony accesses (1)	2,249.0	2,212.8	2,176.0	2,144.9	2,124.9	(5.5)
Internet and data accesses	2,678.9	2,630.2	2,583.1	2,543.5	2,516.1	(6.1)
Narrowband	302.6	294.6	287.9	277.2	271.7	(10.2)
Broadband	2,376.3	2,335.6	2,295.1	2,266.2	2,244.3	(5.6)
Mobile accesses	19,299.9	19,324.5	19,411.1	19,576.4	19,401.0	0.5
Prepay	9,191.3	9,123.6	9,150.6	9,260.7	9,114.9	(0.8)
Contract	10,108.5	10,200.9	10,260.5	10,315.7	10,286.1	1.8
Pay TV (9)	57.2	51.3	46.0	41.5	0.0	n.m.
Wholesale Accesses	1,087.9	1,112.9	1,127.2	1,130.4	1,125.0	3.4

Total Accesses	25,372.8	25,331.8	25,343.3	25,436.6	25,166.9	(0.8)

TELEFÓNICA IRELAND
Internet and data accesses	31.0	31.7	30.9	33.0	34.8	12.2
Broadband	31.0	31.7	30.9	33.0	34.8	12.2
Mobile accesses	1,541.7	1,530.2	1,520.5	1,526.1	1,517.2	(1.6)
Prepay	759.7	739.5	726.6	725.9	706.9	(7.0)
Contract	782.0	790.7	794.0	800.1	810.3	3.6

Total Accesses	1,572.7	1,561.9	1,551.4	1,559.1	1,552.0	(1.3)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,740.3	7,672.7	7,667.0	7,628.6	7,631.8	(1.4)
Fixed telephony accesses (1)	1,499.9	1,468.4	1,438.6	1,412.3	1,389.3	(7.4)
Naked ADSL	285.9	289.7	297.6	310.4	324.9	13.7
VoIP	76.7	79.8	82.1	83.9	86.4	12.7
Internet and data accesses	1,016.1	1,015.5	1,003.7	994.3	985.0	(3.1)
Narrowband	87.6	84.3	81.1	77.8	75.1	(14.3)
Broadband	899.4	899.7	895.7	889.3	882.9	(1.8)
Other	29.1	31.6	26.9	27.2	27.1	(6.8)
Mobile accesses	5,082.9	5,047.8	5,081.9	5,074.4	5,101.5	0.4
Prepay	1,891.1	1,926.7	1,909.2	1,879.6	1,866.1	(1.3)
Contract (10)	3,191.7	3,121.1	3,172.7	3,194.9	3,235.4	1.4
Pay TV	141.4	140.9	142.8	147.6	156.0	10.3
Wholesale Accesses	159.9	163.4	166.5	168.6	170.4	6.6

Total Accesses	7,900.1	7,836.0	7,833.5	7,797.2	7,802.2	(1.2)

TELEFÓNICA SLOVAKIA
Mobile accesses	1,354.2	1,397.7	1,428.1	1,471.4	1,539.5	13.7
Prepay	694.9	715.3	718.8	731.8	765.6	10.2
Contract	659.3	682.5	709.3	739.6	773.9	17.4

Total Accesses	1,354.2	1,397.7	1,428.1	1,471.4	1,539.5	13.7

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	Wholesale Line Rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits.
(7)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(8)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(9)	In the fourth quarter of 2013, all TV accesses were disconnected.
(10)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses.

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

    Unaudited figures

	2012	2013
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	8,737	8,238	8,774	8,647	8,768	0.4
ARPU (EUR)	19.8	18.4	18.4	17.4	16.4	(17.0)
Prepay	8.1	7.5	7.5	7.5	6.5	(19.6)
Contract	23.8	22.0	21.9	20.4	19.4	(18.5)
Data ARPU (EUR)	6.5	6.5	6.8	6.9	6.8	5.7
% non-SMS over data revenues (1)	87.6%	90.8%	91.6%	92.4%	93.8%	6.2 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	11,910	11,940	12,105	12,196	12,238	2.8
ARPU (EUR)	21.8	20.1	19.9	19.4	19.0	(9.7)
Prepay	9.1	8.0	7.7	7.5	7.4	(14.9)
Contract	33.7	31.1	30.5	29.6	28.7	(11.4)
Data ARPU (EUR)	11.6	10.6	10.5	10.3	10.3	(7.4)
% non-SMS over data revenues	48.7%	49.7%	49.7%	50.5%	50.1%	1.3 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	7,528	7,444	7,691	7,497	7,520	(0.1)
ARPU (EUR)	13.6	12.5	12.7	12.9	12.5	(8.0)
Prepay	5.5	5.0	5.1	5.4	5.1	(7.1)
Contract	21.0	19.3	19.5	19.6	19.1	(9.2)
Data ARPU (EUR)	6.2	6.1	6.2	6.2	6.2	0.3
% non-SMS over data revenues	59.9%	63.4%	65.4%	67.6%	69.6%	9.7 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	941	901	932	957	966	2.7
ARPU (EUR)	28.8	26.2	27.1	25.6	26.7	(7.4)
Prepay	20.4	18.0	19.0	18.4	18.0	(11.7)
Contract	36.9	34.1	34.6	32.2	34.3	(7.1)
Data ARPU (EUR)	13.4	13.4	13.8	13.7	13.3	(1.0)
% non-SMS over data revenues	49.6%	50.9%	51.7%	54.3%	56.4%	6.9 p.p.

TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	2,499	2,419	2,714	2,776	2,872	14.9
ARPU (EUR) (3)	14.6	13.2	13.0	12.4	11.4	(16.9)
Prepay	6.6	5.9	5.8	5.4	5.0	(19.4)
Contract (3)	19.3	17.6	17.4	16.6	15.1	(16.9)
Data ARPU (EUR)	4.4	4.1	4.2	4.4	4.2	1.7
% non-SMS over data revenues	47.4%	49.9%	54.4%	58.1%	59.0%	11.6 p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as a monthly average of the quarter.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012	2013
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	36,382	8,238	17,012	25,659	34,428	(5.4)
ARPU (EUR)	20.6	18.4	18.4	18.1	17.7	(14.3)
Prepay	8.8	7.5	7.5	7.5	7.3	(17.8)
Contract	24.7	22.0	22.0	21.5	21.0	(15.0)
Data ARPU (EUR)	6.5	6.5	6.7	6.7	6.8	4.4
% non-SMS over data revenues (1)	85.2%	90.8%	91.2%	91.6%	92.1%	7.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	48,250	11,940	24,045	36,241	48,479	0.5
ARPU (EUR)	22.5	20.1	20.0	19.8	19.6	(8.8)
Prepay	9.6	8.0	7.9	7.7	7.7	(16.0)
Contract	35.0	31.1	30.8	30.4	29.9	(10.4)
Data ARPU (EUR)	11.4	10.6	10.5	10.5	10.4	(4.5)
% non-SMS over data revenues	46.8%	49.7%	49.7%	49.9%	50.0%	3.2 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	29,519	7,444	15,135	22,632	30,152	2.1
ARPU (EUR)	13.8	12.5	12.6	12.7	12.7	(7.9)
Prepay	5.5	5.0	5.0	5.2	5.1	(6.8)
Contract	21.5	19.3	19.4	19.5	19.4	(9.8)
Data ARPU (EUR)	6.2	6.1	6.2	6.2	6.2	0.7
% non-SMS over data revenues	56.7%	63.4%	64.4%	65.5%	66.5%	9.8 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	3,896	901	1,833	2,790	3,756	(3.6)
ARPU (EUR)	29.4	26.2	26.7	26.3	26.4	(10.1)
Prepay	20.2	18.0	18.5	18.4	18.3	(9.0)
Contract	39.0	34.1	34.3	33.6	33.8	(13.3)
Data ARPU (EUR)	13.4	13.4	13.6	13.6	13.5	1.2
% non-SMS over data revenues	47.7%	50.9%	51.3%	52.3%	53.3%	5.6 p.p.

TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	9,592	2,419	5,133	7,909	10,782	12.4
ARPU (EUR) (3)	15.5	13.2	13.1	12.9	12.5	(16.3)
Prepay	6.9	5.9	5.9	5.7	5.5	(17.1)
Contract (3)	20.6	17.6	17.5	17.2	16.7	(16.4)
Data ARPU (EUR)	4.4	4.1	4.2	4.2	4.2	(1.5)
% non-SMS over data revenues	46.3%	49.9%	52.2%	54.2%	55.4%	9.1 p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as a monthly average of the quarter for each period.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - December				October - December
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	12,959	14,996	(13.6)		3,195	3,625	(11.9)
Revenues ex-handset revenues	12,417	13,984	(11.2)		3,015	3,418	(11.8)
Wireless Business	5,121	6,464	(20.8)		1,226	1,511	(18.9)
Mobile service revenues	4,580	5,453	(16.0)		1,046	1,304	(19.8)
Data revenues (1)	1,606	1,666	(3.6)		394	403	(2.3)
Handset revenues	542	1,011	(46.4)		180	207	(13.0)
Wireline Business	8,861	9,541	(7.1)		2,243	2,356	(4.8)
FBB and new services (2)	4,312	4,431	(2.7)		1,098	1,121	(2.0)
Voice & access revenues	4,091	4,628	(11.6)		1,016	1,123	(9.5)
Other	458	481	(4.9)		129	112	15.1
OIBDA	6,340	6,815	(7.0)		1,604	1,711	(6.3)
OIBDA margin	48.9%	45.4%	3.5 p.p.		50.2%	47.2%	3.0 p.p.
CapEx (3)	1,529	1,692	(9.6)		620	512	21.2
OpCF (OIBDA-CapEx) (3)	4,811	5,123	(6.1)		984	1,200	(18.0)

TELEFÓNICA UK
Revenues	6,692	7,042	(5.0)	(0.5)	1,742	1,808	(3.7)	0.3
Mobile service revenues	5,461	6,060	(9.9)	(5.7)	1,338	1,482	(9.7)	(6.1)
Data revenues	2,897	3,070	(5.6)	(1.2)	725	783	(7.4)	(3.7)
Handset revenues and other	1,231	981	25.4	31.3	404	326	23.9	29.1
OIBDA	1,637	1,601	2.2	7.0	442	412	7.3	11.8
OIBDA Margin	24.5%	22.7%	1.7 p.p.		25.4%	22.8%	2.6 p.p.
CapEx (4)	1,385	748	85.3	94.0	147	204	(28.0)	(26.5)
OpCF (OIBDA-CapEx) (4)	252	854	(70.5)	(69.1)	295	208	42.1	49.4

TELEFÓNICA GERMANY
Revenues	4,914	5,213	(5.7)		1,243	1,342	(7.4)
Wireless Business	3,673	3,845	(4.5)		944	1,014	(6.8)
Mobile service revenues	2,989	3,152	(5.2)		743	793	(6.3)
Data revenues	1,443	1,391	3.7		364	356	2.1
Handset revenues	684	693	(1.4)		201	221	(8.9)
Wireline Business	1,235	1,363	(9.4)		297	327	(9.2)
FBB and new services (2)	869	977	(11.0)		205	227	(9.6)
Voice & access revenues	355	372	(4.4)		88	96	(7.8)
Other	11	15	(27.1)		4	5	(17.1)
OIBDA	1,308	1,351	(3.2)		390	366	6.5
OIBDA margin	26.6%	25.9%	0.7 p.p.		31.4%	27.3%	4.1 p.p.
CapEx	666	609	9.4		198	157	26.6
OpCF (OIBDA-CapEx)	642	743	(13.5)		192	209	(8.5)

TELEFÓNICA IRELAND
Revenues	556	629	(11.6)		143	155	(7.8)
Mobile service revenues	496	567	(12.6)		124	136	(8.2)
Data revenues	248	252	(1.8)		61	62	(2.0)
Handset revenues and other	60	62	(2.7)		18	20	(5.2)
OIBDA	110	130	(15.2)		30	35	(14.7)
OIBDA Margin	19.8%	20.7%	(0.8 p.p. )		20.9%	22.6%	(1.7 p.p. )
CapEx (5)	56	192	(70.6)		14	142	(90.0)
OpCF (OIBDA-CapEx) (5)	54	(62)	c.s.		16	(107)	c.s.

TELEFÓNICA CZECH REPUBLIC (6)
Revenues	1,818	2,010	(9.5)	(6.8)	437	508	(14.0)	(9.3)
Wireless Business	1,038	1,159	(10.4)	(8.0)	246	287	(14.2)	(10.0)
Mobile service revenues	960	1,097	(12.5)	(10.1)	222	268	(17.1)	(12.9)
Data revenues	313	305	2.6	5.5	80	77	3.9	9.0
Handset revenues	78	62	25.6	28.9	24	19	25.5	30.6
Wireline Business	780	851	(8.3)	(5.2)	191	221	(13.8)	(8.5)
FBB and new services (2)	398	408	(2.5)	0.7	98	110	(11.1)	(5.7)
Voice & access revenues	377	438	(13.9)	(11.0)	91	110	(17.4)	(12.2)
Other	6	5	15.7	19.6	2	1	72.2	80.9
OIBDA	754	832	(9.4)	(6.6)	209	217	(3.6)	1.4
OIBDA margin	41.5%	41.4%	0.1 p.p.		47.8%	42.6%	5.2 p.p.
CapEx	218	248	(12.1)	(9.4)	84	91	(6.8)	(2.7)
OpCF (OIBDA-CapEx)	536	584	(8.3)	(5.5)	124	126	(1.3)	4.4

Notes:

•	OIBDA before management and brand fees.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

(1)	T. España wireless data revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues. Thus, 2012 figures have been restated.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	CapEx includes 69 million euros from the spectrum acquired in 2013.
(4)	CapEx includes 719 million euros from the spectrum acquired in 2013.
(5)	CapEx includes 127 million euros from the spectrum acquired in the fourth quarter of 2012.
(6)	Includes Slovakia.

04

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNICA LATINOAMÉRICA

% Stake
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Mexico	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Peru	98.5
Telefónica Móviles Peru	98.5
Telefónica Chile	97.9
Telefónica Brasil	73.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panama	60.0

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica UK	100.0
Telefónica Ireland (1)	100.0
Telefónica Germany	76.8
Telefónica Czech Republic (2) (3)	70.8
Telyco	100.0
T. Soluciones de Informática y
Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0

(1)	This company is in a process of divestment.
(2)	72.1% including treasury shares. As of November 5th, 2013, Telefónica announced the sale of 65.9% of Telefónica Czech Republic, maintaining a 4.9% stake in the company. As of January 28th, 2014, Telefónica announced that after obtaining the relevant regulatory approval the transaction has been completed.
(3)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telco SpA (1)	66.0
DTS, Distribuidora de Televisión Digital	22.0
China Unicom	5.0
BBVA	0.8

(1)	66.0% of economic rights. If we take into account the shaving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 10.28%.

ADDENDA

Changes to the Perimeter

During 2013 the main changes in the perimeter of consolidation were as follows:

•	In June 2013 Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. The transaction is subject, among other conditions, to obtaining the pertinent authorizations from the competition authorities. On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. The transaction was completed on January 28, 2014 once the pertinent regulatory authorization was obtained.

•	Both companies continued to be included in the consolidations scope of the Telefónica Group in 2013, although the consolidated assets and liabilities included in the sale were recognized under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013.

•	On 2 August Telefónica S.A completed the sale of 40% of its assets in Guatemala, El Salvador, Nicaragua and Panama for 500 million US dollars (equivalent to 377 million euros on the date of execution of the sale). The Telefónica Group retains control over these assets, which are still fully consolidated.

•	On 24 September 2013, Telefónica and the remaining shareholders of Telco, S.p.A reached an agreement by virtue of which Telefónica subscribed for and paid out a capital increase in Telco, S.p.A. through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating in or influencing in any decisions which could affect the markets in which both companies are present. This company is still included in the perimeter of consolidation using the equity method.

•	In April Telefónica de Contenidos, S.A. completed the sale of its remaining stake in Hispasat S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH.

•	On 31 October the sale of T. Germany Online Services GmbH was registered. This company, which was fully consolidated, has been removed from the consolidation perimeter.

•	In December the sale of Estrella Soluciones Prácticas, S.A., established from the business of Telefónica Móviles Soluciones y Aplicaciones, S.A., to Amdocs Chile SpA was formalised. This company has been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

        Pablo Eguirón (pablo.eguiron@telefonica.com)

        Isabel Beltrán (i.beltran@telefonica.com)

        Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

        ir@telefonica.es

        http://www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 27th, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer